FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2022.

2.	(English Translation) Confirmation Letter.

The registrant hereby incorporates Exhibits 1 (except Part I, Item 4.2—“Quarterly Review Certificate” and the English translation of Quarterly Review Report of Independent Auditor) and 2 to this report on Form 6-K by reference in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021.

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on August 19, 2022 (the “Original Form 6-K”). The registrant is furnishing this Form 6-K/A in order to amend certain information contained in Exhibit 1 “(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2022” furnished on the Original Form 6-K.

As shown in Exhibit 1 to this Form 6-K/A, amendments are indicated by “underline” and relate to the following:

•	Part I Corporate Information—Item 1. Information on Company and Its Subsidiaries and Affiliates—1. Selected Financial Data

•	Part I Corporate Information—Item 2. Operating and Financial Review—1. Risk Factors

•	Part I Corporate Information—Item 2. Operating and Financial Review—2. Operating, Financial and Cash Flow Analyses by Management—(5) Liquidity and Capital Resources—Cash Flows

•	Part I Corporate Information—Item 4. Financial Information—1. Consolidated Financial Statements—(5) Consolidated Statements of Cash Flows (UNAUDITED)

•	Part I Corporate Information—Item 4. Financial Information—1. Consolidated Financial Statements—Notes to the Consolidated Financial Statements (UNAUDITED)—1. Basis of accounting

No other portion of the Original Form 6-K is being amended hereby.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Three Months Ended June 30, 2022

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data

		Three months ended June 30, 2021	Three months ended June 30, 2022	Year ended March 31, 2022
Total revenue	(Mil yen)	405,172	409,968	1,593,999
Net revenue	(Mil yen)	353,275	299,028	1,363,890
Income before income taxes	(Mil yen)	78,533	11,733	226,623
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen)	48,487	1,696	142,996
Comprehensive income attributable to NHI shareholders	(Mil yen)	49,455	168,360	309,113
Total equity	(Mil yen)	2,804,320	3,115,125	2,972,803
Total assets	(Mil yen)	41,830,204	48,903,281	43,412,156
Net income attributable to NHI common shareholders per share—basic	(Yen)	16.12	0.56	46.68
Net income attributable to NHI common shareholders per share—diluted	(Yen)	15.59	0.52	45.23
Total NHI shareholders’ equity as a percentage of total assets	(%)	6.6	6.2	6.7
Cash flows from operating activities	(Mil yen)	(488,809)	(293,085)	(862,832)
Cash flows from investing activities	(Mil yen)	(15,400)	(83,916)	(593,182)
Cash flows from financing activities	(Mil yen)	231,820	347,566	1,112,718
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	(Mil yen)	3,231,015	3,477,135	3,316,408

1

The selected financial data of Nomura Holdings, Inc. (the “Company”) and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”, “we”, “our”, or “us”) are stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	As the consolidated financial statements have been prepared, selected financial data on the Company are not disclosed.
3

As discussed in Item 4. Financial Information, 1 Consolidated Financial Statements, Note 1 “Basis of accounting”, amounts for Cash flows from operating activities, Cash flows from investing activities and Cash flows from financing activities have been restated to correct certain errors identified during the fourth quarter ended March 31, 2024.

2. Business Overview

There were no significant changes to the businesses of the Company and its 1,373 consolidated subsidiaries for the three months ended June 30, 2022.

There were 15 affiliated companies which were accounted for by the equity method as of June 30, 2022.

Item 2. Operating and Financial Review

1. Risk Factors

There is no significant change in our Risk Factors described in the amended annual securities report for March 31, 2022 for the three months ended June 30, 2022 and until the submission date of this amended report.

2. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results

Nomura reported net revenue of ¥299.0 billion, non-interest expenses of ¥287.3 billion, income before income taxes of ¥11.7 billion, and net income attributable to NHI shareholders of ¥1.7 billion for the three months ended June 30, 2022.

The breakdown of net revenue and non-interest expenses on the consolidated statements of income is as follows:

	Millions of yen
	Three months ended June 30
	2021	2022
Commissions	¥82,886	¥70,431
Brokerage commissions	61,919	53,173
Commissions for distribution of investment trust	14,407	7,515
Other	6,560	9,743
Fees from investment banking	35,703	27,285
Underwriting and distribution	17,825	10,665
M&A / financial advisory fees	13,115	14,031
Other	4,763	2,589
Asset management and portfolio service fees	64,044	68,250
Asset management fees	59,490	62,675
Other	4,554	5,575
Net gain on trading	51,994	141,918
Gain (loss) on private equity and debt investments	25,988	(4,535)
Net interest	12,639	(1,891)
Gain (loss) on investments in equity securities	3,468	(1,742)
Other	76,553	(688)

Net revenue	¥353,275	¥299,028

	Millions of yen
	Three months ended June 30
	2021	2022
Compensation and benefits	¥135,603	¥143,061
Commissions and floor brokerage	26,816	28,488
Information processing and communications	44,099	49,732
Occupancy and related depreciation	16,716	16,359
Business development expenses	3,294	4,699
Other	48,214	44,956

Non-interest expenses	¥274,742	¥287,295

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of income are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information.”

Net revenue

	Millions of yen
	Three months ended June 30
	2021	2022
Retail	¥84,986	¥71,386
Investment Management	63,482	7,579
Wholesale	132,777	198,987
Other (Incl. elimination)	68,659	23,925

Total	¥349,904	¥301,877

Non-interest expenses

	Millions of yen
	Three months ended June 30
	2021	2022
Retail	¥65,964	¥66,470
Investment Management	18,569	19,293
Wholesale	161,134	173,715
Other (Incl. elimination)	29,075	27,817

Total	¥274,742	¥287,295

Income (loss) before income taxes

	Millions of yen
	Three months ended June 30
	2021	2022
Retail	¥19,022	¥4,916
Investment Management	44,913	(11,714)
Wholesale	(28,357)	25,272
Other (Incl. elimination)	39,584	(3,892)

Total	¥75,162	¥14,582

Retail

Net revenue was ¥71.4 billion primarily due to decreases in commissions from sales of stocks and investment trusts. Non-interest expenses were ¥66.5 billion and income before income taxes was ¥4.9 billion. Retail client assets were ¥119.4 trillion as of June 30, 2022, a ¥2.7 trillion decrease from March 31, 2022.

Investment Management

Net revenue was ¥7.6 billion. Non-interest expenses were ¥19.3 billion and loss before income taxes was ¥11.7 billion. Assets under management were ¥65.6 trillion as of June 30, 2022, a ¥2.3 trillion decrease from March 31, 2022, primarily due to decreases in the market value of assets under management.

The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Three months ended June 30
	2021	2022
Business revenue(1)	¥28,023	¥30,654
Investment gain/ loss(2)	35,459	(23,075)

Net revenue	¥63,482	¥7,579

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses and our investment in Mebuki Financial Group, Inc.

Wholesale

Net revenue was ¥199.0 billion. Non-interest expenses were ¥173.7 billion and income before income taxes was ¥25.3 billion.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Three months ended June 30
	2021	2022
Global Markets	¥97,230	¥175,275
Investment Banking	35,547	23,712

Net revenue	¥132,777	¥198,987

Global Markets net revenue was ¥175.3 billion. Fixed Income net revenue increased from ¥88.1 billion in the previous year to ¥112.6 billion primarily due to strong results in macro products facilitating client flows amid spike in volatility across rates and FX. Equities net revenue increased from ¥9.1 billion in the previous year to ¥62.6 billion primarily due to the absence of losses arising from the U.S. Brokerage Event. Investment banking net revenue was ¥23.7 billion.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the three months ended June 30, 2022 include gains from changes in the fair value of derivative liabilities of ¥11.0 billion attributable to the change in its own creditworthiness and losses from changes in counterparty credit spread of ¥8.1 billion. Net revenue was ¥23.9 billion, Non-interest expenses were ¥27.8 billion and loss before income taxes was ¥3.9 billion for the three months ended June 30, 2022.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 15. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(5) Liquidity and Capital Resources.”

(2) Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of June 30, 2022.

	Millions of yen
	June 30, 2022
	Funded	Unfunded	Total
Europe	¥11,914	¥138,613	¥150,527
Americas	21,021	135,710	156,731
Asia and Oceania	35,378	35,015	70,393

Total	¥68,313	¥309,338	¥377,651

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information, 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities.”

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 2. “Fair value measurements” and Note 3. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	Confidence Level: 95%

•	Holding period: One day

•	Consideration of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2022	June 30, 2022
Equity	¥1.4	¥1.7
Interest rate	2.3	4.8
Foreign exchange	0.9	1.8

Subtotal	4.6	8.4
Diversification benefit	(1.9)	(3.4)

VaR	¥2.7	¥5.0

	Billions of yen
	Three months ended June 30, 2022
	Maximum(1)	Minimum(1)	Average(1)
VaR	¥5.4	¥2.7	¥3.6

(1)	Represents the maximum, average and minimum VaR based on all daily calculations over the three-month period.

(4) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of June 30, 2022.

Millions of yen
June 30, 2022
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥33,509
Investments in subsidiaries and affiliates	5,036
Valuation of financial instruments	130,054
Accrued pension and severance costs	20,939
Other accrued expenses and provisions	80,707
Operating losses	408,980
Lease liabilities	53,235
Other	17,718

Gross deferred tax assets	750,178
Less—Valuation allowance	(512,738)

Total deferred tax assets	237,440

Deferred tax liabilities
Investments in subsidiaries and affiliates	93,728
Valuation of financial instruments	101,511
Undistributed earnings of foreign subsidiaries	2,637
Valuation of fixed assets	26,378
Right-of-use assets	52,153
Other	6,723

Total deferred tax liabilities	283,130

Net deferred tax assets (liabilities)	¥(45,690)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and net stable funding ratio issued by the Financial Services Agency (“FSA”).

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of June 30, 2022, our liquidity portfolio was ¥7,113.1 billion which sufficiently met liquidity requirements under the stress scenarios.

2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio

In addition to our liquidity portfolio, we had unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets was sufficient against our total unsecured debt maturing within one year.

3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt.

3.1) Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2022 and June 30, 2022.

	Billions of yen
	March 31, 2022	June 30, 2022
Short-term bank borrowings	¥148.0	¥318.1
Other loans	228.1	250.6
Commercial paper	131.9	310.2
Deposits at banking entities	1,520.7	1,522.6
Certificates of deposit	127.8	177.9
Debt securities maturing within one year	775.6	737.0

Total short-term unsecured debt	¥2,932.1	¥3,316.4

3.2) Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, Nomura Securities Co. Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, Nomura International Funding Pte. Ltd., and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2022 and June 30, 2022.

	Billions of yen
	March 31, 2022	June 30, 2022
Long-term deposits at banking entities	¥112.3	¥170.7
Long-term bank borrowings	2,820.5	2,952.2
Other loans	219.5	190.9
Debt securities(1)	4,745.8	4,797.5

Total long-term unsecured debt	¥7,898.1	¥8,111.3

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3) Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called.

3.4) Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4) Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5) Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of June 30, 2022, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6) Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency. The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended June 30, 2022 was 189.4%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by the FSA (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of June 30, 2022 was compliant with the regulatory requirements.

Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents’ balance as of June 30, 2021 and as of June 30, 2022 were ¥3,231.0 billion and ¥3,477.1 billion, respectively. Cash flows from operating activities for the three months ended June 30, 2021 were outflows of ¥488.8 billion due primarily to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase and the comparable period in 2022 were outflows of ¥293.1 billion due primarily to an increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the three months ended June 30, 2021 were outflows of ¥15.4 billion due primarily to Payments for placements of time deposits and the comparable period in 2022 were outflows of ¥83.9 billion due primarily to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the three months ended June 30, 2021 were inflows of ¥231.8 billion due primarily to Proceeds from issuances of long-term borrowings and the comparable period in 2022 were inflows of ¥347.6 billion due primarily to Net cash inflows from interbank money market borrowings.

As discussed in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 1 “Basis of accounting”, amounts for the three months ended June 30, 2021 and 2022 have been restated to correct certain errors identified during the quarter ended March 31, 2024.

Balance Sheet and Financial Leverage

Total assets as of June 30, 2022, were ¥48,903.3 billion, an increase of ¥5,491.1 billion compared with ¥43,412.2 billion as of March 31, 2022, primarily due to increases in Trading assets and Securities purchased under agreements to resell. Total liabilities as of June 30, 2022, were ¥45,788.2 billion, an increase of ¥5,348.8 billion compared with ¥40,439.4 billion as of March 31, 2022, primarily due to an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of June 30, 2022, was ¥3,055.5 billion, an increase of ¥140.9 billion compared with ¥2,914.6 billion as of March 31, 2022.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2022		June 30, 2022
NHI shareholders’ equity	¥2,914.6		¥3,055.5
Total assets	43,412.2		48,903.3
Adjusted assets(1)	26,535.8		29,705.9
Leverage ratio(2)	14.9	x	16.0	x
Adjusted leverage ratio(3)	9.1	x	9.7	x
(1) Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2) Equals total assets divided by NHI shareholders’ equity. (3) Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2022		June 30, 2022
Total assets	¥43,412.2		¥48,903.3
Less:
Securities purchased under agreements to resell	11,879.3		14,192.4
Securities borrowed	4,997.1		5,005.0

Adjusted assets	¥26,535.8		¥29,705.9

Total assets increased by 12.6% reflecting primarily increases in Trading assets and Securities purchased under agreements to resell. NHI shareholders’ equity increased by 4.8% primarily due to an increase in Accumulated other comprehensive income. As a result, our leverage ratio rose from 14.9 times as of March 31, 2022 to 16.0 times as of June 30, 2022.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio rose from 9.1 times as of March 31, 2022 to 9.7 times as of June 30, 2022.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of June 30, 2022, our common equity Tier 1 capital ratio is 16.70%, Tier 1 capital ratio is 18.93% and consolidated capital adequacy ratio is 18.93% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of June 30, 2022 was 7.51% for the common equity Tier 1 capital ratio, 9.01% for the Tier 1 capital ratio and 11.01% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of June 30, 2022, our external TLAC as a percentage of risk-weighted assets is 30.46% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of June 30, 2022.

Billions of yen, except ratios
June 30, 2022
Common equity Tier 1 capital	¥2,822.6
Tier 1 capital	3,198.1
Total capital	3,198.5
Risk-Weighted Assets
Credit risk-weighted assets	8,427.9
Market risk equivalent assets	5,835.5
Operational risk equivalent assets	2,629.7

Total risk-weighted assets	¥16,893.1

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.70%
Tier 1 capital ratio	18.93%
Consolidated capital adequacy ratio	18.93%
External TLAC as a percentage of risk-weighted assets	30.46%

Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this quarterly report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2022. In March 2022, the FSA announced this measure will be extended to March 31, 2024. As of June 30, 2022, our consolidated leverage ratio is 5.52%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of June 30, 2022, our external TLAC as a percentage of leverage ratio exposure measure is 9.76% and we are in compliance with the requirement set out in the TLAC Notification.

Credit Ratings

There were no significant rating actions in the first quarter of the fiscal year ending March 2023.

(6) Current Challenges

There is no significant change to our current challenges nor new challenges for the three months ended June 30, 2022.

3. Significant Contracts

Not applicable.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of June 30, 2022	Number of Issued Shares as of August 15, 2022	Trading Markets	Description
Common stock	3,233,562,601	3,233,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Nagoya Stock Exchange(3)
			Singapore Exchange
			New York Stock Exchange

Total	3,233,562,601	3,233,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between August 1, 2022 and August 15, 2022 are not included in the number of issued shares as of August 15, 2022.
(2)	Listed on the Prime Market.
(3)	Listed on the Premier Market.

(2) Stock Acquisition Rights

A. Stock option

Not applicable in this quarter.

B. Other stock acquisition rights

Not applicable in this quarter.

(3) Exercises, etc., of Moving Strike convertible bonds, etc

None

(4) Changes in Issued Shares, Common Stock, etc.

			Millions of yen
Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock	Common Stock	Increase/(Decrease) of Additional paid-in capital	Additional paid-in capital
June 30, 2022	—	3,233,562,601	—	594,493	—	559,676

(5) Major Shareholders

Not applicable as this is the first quarter.

(6) Voting Rights

The “Voting Rights” as of the end of the current first quarter is presented as of March 31, 2022, the most recent cutoff date, because the number of beneficiary shareholders as of June 30, 2022, could not be ascertained.

A. Outstanding Shares

	As of March 31, 2022
	Number of Shares			Number of Votes	Description
Stock without voting right			—	—	—
Stock with limited voting right (Treasury stocks, etc.)			—	—	—
Stock with limited voting right (Others)			—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks Common stock	)	215,394,400	—
	(Crossholding stocks Common stock	)	1,567,200	—	—
Stock with full voting right (Others)	Common stock		3,015,035,200	30,150,352	—
Shares less than 1 unit	Common stock		1,565,801	—	Shares less than 1 unit (100 shares)

Total Shares Issued			3,233,562,601	—	—

Voting Rights of Total Shareholders			—	30,150,352	—

Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 67 treasury stocks.

B. Treasury Stocks

Name	Address	As of March 31, 2022
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury stocks) Nomura Holdings, Inc.	1-13-1, Nihonbashi, Chuo-ku, Tokyo, Japan	215,394,400	—	215,394,400	6.66

Total	—	215,394,400	—	215,394,400	6.66

In addition to the above, 1,567,200 shares are directly held by a subsidiary of the Company for the purpose of securities related business.

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)

The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and presentations which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)

The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed a quarterly review of the consolidated financial statements for the three months ended June 30, 2022.

Under Article 24-4-7 Section 4 of the Financial Instruments and Exchange Act, the registrant furnished the amended Quarterly Securities Report, which Ernst & Young ShinNihon LLC performed a quarterly review of the restated consolidated financial statements for the three months ended June 30, 2022.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the three months ended June 30, 2022, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2022	June 30, 2022
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥3,316,238	¥3,476,966
Time deposits		320,754	292,016
Deposits with stock exchanges and other segregated cash		426,519	424,513

Total cash and cash deposits		4,063,511	4,193,495

Loans and receivables:
Loans receivable (includes ¥1,210,590 and ¥1,297,683 at fair value)	*2, 7	3,579,727	4,053,945
Receivables from customers (includes ¥86,839 and ¥75,613 at fair value)	*2, 4	417,661	521,500
Receivables from other than customers (includes ¥10,362 and ¥11,580 at fair value)		1,069,660	1,190,654
Allowance for credit losses	*7	(66,346)	(70,100)

Total loans and receivables		5,000,702	5,695,999

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥297,653 and ¥310,919 at fair value)	*2	11,879,312	14,192,423
Securities borrowed		4,997,129	5,005,024

Total collateralized agreements		16,876,441	19,197,447

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥4,643,412 and ¥5,489,118; includes ¥14,328 and ¥17,404 at fair value)	*2, 3	15,230,817	17,559,740
Private equity and debt investments (includes ¥10,770 and ¥9,279 at fair value)	*2	65,193	59,428

Total trading assets and private equity and debt investments		15,296,010	17,619,168

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 and ¥460,945)		419,047	432,335
Non-trading debt securities (includes assets pledged of ¥ 17,823 and ¥ 19,257)	*2	484,681	471,597
Investments in equity securities (includes assets pledged of ¥ 606 and ¥ 622)	*2	133,897	129,070
Investments in and advances to affiliated companies (includes assets pledged of ¥ 5,038 and ¥ 5,202)	*7	364,281	380,208
Other (includes ¥169,080 and ¥160,647 at fair value)	*2, 9	773,586	783,962

Total other assets		2,175,492	2,197,172

Total assets		¥43,412,156	¥48,903,281

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2022	June 30, 2022
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥710,629 and ¥643,524 at fair value)	*2	¥1,050,141	¥1,337,955
Payables and deposits:
Payables to customers	*4	1,522,961	1,699,925
Payables to other than customers		1,636,725	1,937,901
Deposits received at banks (includes ¥71,156 and ¥130,051 at fair value)	*2	1,760,679	1,871,238

Total payables and deposits		4,920,365	5,509,064

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥411,847 and ¥448,437 at fair value)	*2	12,574,556	15,102,366
Securities loaned (includes ¥104,606 and ¥97,988 at fair value)	*2	1,567,351	1,485,103
Other secured borrowings		396,291	374,284

Total collateralized financing		14,538,198	16,961,753

Trading liabilities	*2, 3	9,652,118	11,470,562
Other liabilities (includes ¥52,110 and ¥51,653 at fair value)	*2, 9	1,020,225	943,044
Long-term borrowings (includes ¥4,557,326 and ¥4,638,962 at fair value)	*2	9,258,306	9,565,778

Total liabilities		40,439,353	45,788,156

Commitments and contingencies	*14
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares as of March 31, 2022 and June 30, 2022
Issued—3,233,562,601 shares as of March 31, 2022 and June 30, 2022
Outstanding—3,017,804,012 shares as of March 31, 2022 and 3,003,862,691 shares as of June 30, 2022		594,493	594,493
Additional paid-in capital		697,507	678,115
Retained earnings		1,606,987	1,606,779
Accumulated other comprehensive income	*13	127,973	294,637

Total NHI shareholders’ equity before treasury stock		3,026,960	3,174,024
Common stock held in treasury, at cost—215,758,589 shares as of March 31, 2022 and 229,699,910 shares as of June 30, 2022		(112,355)	(118,541)

Total NHI shareholders’ equity		2,914,605	3,055,483

Noncontrolling interests		58,198	59,642
Total equity		2,972,803	3,115,125

Total liabilities and equity		¥43,412,156	¥48,903,281

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2022	June 30, 2022
Cash and cash deposits	¥62	¥95
Trading assets and private equity and debt investments	1,024	1,026
Other assets	125	123

Total assets	¥1,211	¥1,244

Trading liabilities	¥0	¥0
Other liabilities	6	6
Borrowings	892	897

Total liabilities	¥898	¥903

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Income (UNAUDITED)

		Millions of yen
		Three months ended June 30
	Notes	2021	2022
Revenue:
Commissions	*4	¥82,886	¥70,431
Fees from investment banking	*4	35,703	27,285
Asset management and portfolio service fees	*4	64,044	68,250
Net gain on trading	*2, 3	51,994	141,918
Gain (loss) on private equity and debt investments		25,988	(4,535)
Interest and dividends		64,536	109,049
Gain (loss) on investments in equity securities		3,468	(1,742)
Other	*4	76,553	(688)

Total revenue		405,172	409,968
Interest expense		51,897	110,940

Net revenue		353,275	299,028

Non-interest expenses:
Compensation and benefits		135,603	143,061
Commissions and floor brokerage		26,816	28,488
Information processing and communications		44,099	49,732
Occupancy and related depreciation		16,716	16,359
Business development expenses		3,294	4,699
Other		48,214	44,956

Total non-interest expenses		274,742	287,295

Income before income taxes		78,533	11,733
Income tax expense	*12	28,540	11,340

Net income		¥49,993	¥393
Less: Net income (loss) attributable to noncontrolling interests		1,506	(1,303)

Net income attributable to NHI shareholders		¥48,487	¥1,696

		Yen
		Three months ended June 30
	Notes	2021	2022
Per share of common stock:	*10
Basic—
Net income attributable to NHI shareholders per share		¥16.12	¥0.56
Diluted—
Net income attributable to NHI shareholders per share		¥15.59	¥0.52

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Three months ended June 30
	2021	2022
Net income	¥49,993	¥393
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(2,764)	145,318
Deferred income taxes	(311)	(416)

Total	(3,075)	144,902
Defined benefit pension plans:
Pension liability adjustment	(130)	926
Deferred income taxes	139	(140)

Total	9	786
Own credit adjustments:
Own credit adjustments:	5,725	28,859
Deferred income taxes	(1,432)	(5,433)

Total	4,293	23,426

Total other comprehensive income	1,227	169,114

Comprehensive income	¥51,220	¥169,507
Less: Comprehensive income attributable to noncontrolling interests	1,765	1,147

Comprehensive income attributable to NHI shareholders	¥49,455	¥168,360

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Three months ended June 30
	2021	2022
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	696,122	697,507
Stock-based compensation awards	(18,628)	(19,392)
Changes in an affiliated company’s interests	(18)	—

Balance at end of period	677,476	678,115

Retained earnings
Balance at beginning of year	1,533,713	1,606,987
Net income attributable to NHI shareholders	48,487	1,696
Gain (loss) on sales of treasury stock	(2,870)	(1,904)

Balance at end of period	1,579,330	1,606,779

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316	136,912
Net change during the period	(3,334)	142,452

Balance at end of period	14,982	279,364

Defined benefit pension plans
Balance at beginning of year	(43,477)	(43,803)
Pension liability adjustment	9	786

Balance at end of period	(43,468)	(43,017)

Own credit adjustments
Balance at beginning of year	(12,983)	34,864
Own credit adjustments	4,293	23,426

Balance at end of period	(8,690)	58,290

Balance at end of period	(37,176)	294,637

Common stock held in treasury
Balance at beginning of year	(91,246)	(112,355)
Repurchases of common stock	(3)	(23,209)
Sales of common stock	0	0
Common stock issued to employees	16,353	17,023

Balance at end of period	(74,896)	(118,541)

Total NHI shareholders’ equity

Balance at end of period	2,739,227	3,055,483

Noncontrolling interests
Balance at beginning of year	61,513	58,198
Cash dividends	(1,610)	(2,497)
Net income attributable to noncontrolling interests	1,506	(1,303)
Accumulated other comprehensive income attributable to noncontrolling interests	259	2,450
Purchase / sale (disposition) of subsidiary shares, net	197	—
Other net change in noncontrolling interests	3,228	2,794

Balance at end of period	65,093	59,642

Total equity
Balance at end of period	¥2,804,320	¥3,115,125

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Three months ended June 30
	2021 (Restated)	2022 (Restated)
Cash flows from operating activities:
Net income	¥49,993	¥393
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	14,644	15,049
Provision for credit losses	7,738	(579)
(Gain) loss on investments in equity securities	(3,468)	1,742
Gain on investments in subsidiaries and affiliates	(36,249)	—
(Gain) loss on disposal of office buildings, land, equipment and facilities	(4,523)	23
Deferred income taxes	761	3,104
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	53,435	41,668
Trading assets and private equity and debt investments	361,716	(1,328,939)
Trading liabilities	463,289	1,203,879
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,064,879)	(243,135)
Securities borrowed, net of securities loaned	320,801	93,021
Margin loans and receivables	(145,456)	(114,662)
Payables	(439,641)	326,743
Bonus accrual	(93,093)	(102,542)
Accrued income taxes, net	(49,015)	(50,496)
Other, net	75,138	(138,354)

Net cash used in operating activities	(488,809)	(293,085)

Cash flows from investing activities:
Payments for placements of time deposits	(133,752)	(36,151)
Proceeds from redemption or maturity of time deposits	69,149	80,543
Payments for purchases of office buildings, land, equipment and facilities	(38,924)	(23,422)
Proceeds from sales of office buildings, land, equipment and facilities	25,275	9,875
Payments for purchases of equity investments	(4)	(246)
Proceeds from sales of equity investments	15,387	5,053
Net cash outflows from loans receivable at banks	(8,799)	(3,262)
Payments for purchases or origination of other non-trading loans	(1,324,155)	(1,576,817)
Proceeds from sales or repayments of other non-trading loans	1,350,286	1,473,722
Net cash outflows from interbank money market loans	(30,555)	(29,811)
Payments for purchases of non-trading debt securities	(13,453)	(21,504)
Proceeds from sales or maturity of non-trading debt securities	23,015	49,100
Payments for purchases of investments in affiliated companies	(57)	—
Proceeds from sales of investments in affiliated companies	50,002	191
Other, net	1,185	(11,187)

Net cash used in investing activities	(15,400)	(83,916)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	700,692	301,642
Payments for repurchases or maturity of long-term borrowings	(604,918)	(212,576)
Proceeds from issuances of short-term borrowings	515,290	467,253
Payments for repurchases or maturity of short-term borrowings	(464,713)	(338,502)
Net cash inflows from interbank money market borrowings	61,110	154,683
Net cash inflows (outflows) from other secured borrowings	27,003	(23,101)
Net cash inflows from deposits received at banks	47,569	68,060
Payments for withholding taxes on stock-based compensation	(10,816)	(9,060)
Proceeds from sales of common stock	6	1
Payments for repurchases of common stock	(3)	(23,209)
Payments for cash dividends	(45,953)	(42,254)
Contributions from noncontrolling interests	18,902	12,654
Distributions to noncontrolling interests	(12,349)	(8,025)

Net cash provided by financing activities	231,820	347,566

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(6,607)	190,162

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(278,996)	160,727
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥3,231,015	¥3,477,135

Supplemental information:
Cash paid during the period for—
Interest	¥46,034	¥92,099
Income tax payments, net	¥76,794	¥58,733

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Three months ended June 30
	2021	2022
Cash and cash equivalents reported in Cash and cash equivalents	¥3,230,541	¥3,476,966
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥474	¥169

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,231,015	¥3,477,135

Non-cash—

Total amount of right-of-use assets recognized during the three months ended June 30, 2021 and June 30, 2022 were ¥10,271 million and ¥12,704 million, respectively.

Restatement of above comparatives

See Note 1 “Basis of accounting” to these consolidated financial statements included in this interim report for further information on the nature of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

Restatement of historical interim consolidated financial statements

Nature of errors

During the quarter ended March 31, 2024, the Company identified classification and presentation errors within the consolidated statements of cash flows as reported in historical interim financial statements. These classification errors related to the incorrect classification of cash flows arising from certain non-trading loans, other financial and non-financial transactions within operating rather than investing or financing activities. These presentation errors related to the presentation of certain cash flows from non-trading debt securities, short-term borrowings and other financial and non-financial transactions on a net rather than gross basis. None of these errors impact the consolidated balance sheets, consolidated statements of income or consolidated statements of comprehensive income and therefore do not impact previously reported earnings per share amounts.

The Company has concluded that certain of these errors are material and therefore the Company has restated comparative amounts included in the consolidated statements of cash flows during the three months ended June 30, 2021 and June 30, 2022 to correct the identified classification and presentation errors.

The following tables present the impact of correction of each of these errors on prior amounts as previously reported in specific line items in the consolidated statement of cash flows and the restated amounts for the three months ended June 30, 2021 and June 30, 2022.

Three months ended June 30, 2022 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	(579)	Provision for credit losses	(579)
Time deposits	43,706	(43,706)	[Line item removed]	—
Trading assets and private equity and debt investments	(1,301,170)	(27,769)	Trading assets and private equity and debt investments	(1,328,939)
Other secured borrowings	(23,101)	23,101	[Line item removed]	—
Loans and receivables, net of allowance for doubtful accounts	(259,223)	144,561	Margin loans and receivables	(114,662)
Other, net	(165,529)	27,175	Other, net	(138,354)

Net cash used in operating activities	(415,868)	122,783	Net cash used in operating activities	(293,085)

[Line item not previously reported]	—	(36,151)	Payments for placements of time deposits	(36,151)
[Line item not previously reported]	—	80,543	Proceeds from redemption or maturity of time deposits	80,543
Proceeds from sales of investments in equity securities	640	(640)	[Line item removed]	—
[Line item not previously reported]	—	(246)	Payments for purchases of equity investments	(246)
[Line item not previously reported]	—	5,053	Proceeds from sales of equity investments	5,053
Increase in loans receivable at banks, net	(5,180)	1,918	Net cash outflows from loans receivable at banks	(3,262)
[Line item not previously reported]	—	(1,576,817)	Payments for purchases or origination of other non-trading loans	(1,576,817)
[Line item not previously reported]	—	1,473,722	Proceeds from sales or repayments of other non-trading loans	1,473,722
[Line item not previously reported]	—	(29,811)	Net cash outflows from interbank money market loans	(29,811)
Decrease in non-trading debt securities, net	27,596	—	Payments for purchases of non-trading debt securities	(21,504)
			Proceeds from sales or maturity of non-trading debt securities	49,100
Decrease in investments in affiliated companies, net	191	—	Payments for purchases of investments in affiliated companies	—
			Proceeds from sales of investments in affiliated companies	191
Other, net	678	(11,865)	Other, net	(11,187)

Net cash provided by investing activities	10,378	(94,294)	Net cash used in investing activities	(83,916)

Increase in long-term borrowings	319,769	(18,127)	Proceeds from issuances of long-term borrowings	301,642
Decrease in long-term borrowings	(212,112)	(464)	Payments for repurchases or maturity of long-term borrowings	(212,576)
Increase in short-term borrowings, net	233,962	(233,962)	[Line item removed]	—
[Line item not previously reported]	—	467,253	Proceeds from issuances of short-term borrowings	467,253
[Line item not previously reported]	—	(338,502)	Payments for repurchases or maturity of short-term borrowings	(338,502)
[Line item not previously reported]	—	154,683	Net cash inflows from interbank money market borrowings	154,683
[Line item not previously reported]	—	(23,101)	Net cash inflows (outflows) from other secured borrowings	(23,101)
Increase in deposits received at banks, net	102,395	(34,335)	Net cash inflows from deposits received at banks	68,060
[Line item not previously reported]	—	(9,060)	Payments for withholding taxes on stock-based compensation	(9,060)
[Line item not previously reported]	—	12,654	Contributions from noncontrolling interests	12,654
Distributions to noncontrolling interests	(2,497)	(5,528)	Distributions to noncontrolling interests	(8,025)

Net cash provided by financing activities	376,055	(28,489)	Net cash provided by financing activities	347,566

Three months ended June 30, 2021 Millions of yen
As Previously Reported			As Restated
Line item	Amount	Adjustment	Line item	Amount
[Line item not previously reported]	—	7,738	Provision for credit losses	7,738
Time deposits	(62,409)	62,409	[Line item removed]	—
Trading assets and private equity and debt investments	360,058	1,658	Trading assets and private equity and debt investments	361,716
Other secured borrowings	29,314	(29,314)	[Line item removed]	—
Loans and receivables, net of allowance for doubtful accounts	(127,784)	(17,672)	Margin loans and receivables	(145,456)
Other, net	49,654	25,484	Other, net	75,138

Net cash used in operating activities	(539,112)	50,303	Net cash used in operating activities	(488,809)

[Line item not previously reported]	—	(133,752)	Payments for placements of time deposits	(133,752)
[Line item not previously reported]	—	69,149	Proceeds from redemption or maturity of time deposits	69,149
Proceeds from sales of investments in equity securities	318	(318)	[Line item removed]	—
[Line item not previously reported]	—	(4)	Payments for purchases of equity investments	(4)
[Line item not previously reported]	—	15,387	Proceeds from sales of equity investments	15,387
Increase in loans receivable at banks, net	(8,698)	(101)	Net cash outflows from loans receivable at banks	(8,799)
[Line item not previously reported]	—	(1,324,155)	Payments for purchases or origination of other non-trading loans	(1,324,155)
[Line item not previously reported]	—	1,350,286	Proceeds from sales or repayments of other non-trading loans	1,350,286
[Line item not previously reported]	—	(30,555)	Net cash outflows from interbank money market loans	(30,555)
Decrease in non-trading debt securities, net	9,562	—	Payments for purchases of non-trading debt securities	(13,453)
			Proceeds from sales or maturity of non-trading debt securities	23,015
Decrease in investments in affiliated companies, net	49,945	—	Payments for purchases of investments in affiliated companies	(57)
			Proceeds from sales of investments in affiliated companies	50,002
Other, net	10,461	(9,276)	Other, net	1,185

Net cash provided by investing activities	47,939	(63,339)	Net cash used in investing activities	(15,400)

Increase in long-term borrowings	707,662	(6,970)	Proceeds from issuances of long-term borrowings	700,692
Decrease in long-term borrowings	(606,590)	1,672	Payments for repurchases or maturity of long-term borrowings	(604,918)
Increase in short-term borrowings, net	96,061	(96,061)	[Line item removed]	—
[Line item not previously reported]	—	515,290	Proceeds from issuances of short-term borrowings	515,290
[Line item not previously reported]	—	(464,713)	Payments for repurchases or maturity of short-term borrowings	(464,713)
[Line item not previously reported]	—	61,110	Net cash inflows from interbank money market borrowings	61,110
[Line item not previously reported]	—	27,003	Net cash inflows (outflows) from other secured borrowings	27,003
Increase in deposits received at banks, net	67,601	(20,032)	Net cash inflows from deposits received at banks	47,569
[Line item not previously reported]	—	(10,816)	Payments for withholding taxes on stock-based compensation	(10,816)
[Line item not previously reported]	—	18,902	Contributions from noncontrolling interests	18,902
[Line item not previously reported]	—	(12,349)	Distributions to noncontrolling interests	(12,349)

Net cash provided by financing activities	218,784	13,036	Net cash provided by financing activities	231,820

In December 2001, Nomura Holdings, Inc. (“the Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has had an obligation to file an annual report on Form 20-F with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”).

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interests in an entity or by identifying the primary beneficiary of variable interest entities. Under Japanese GAAP, the scope of consolidation is determined by a “financial controlling model”, which takes into account the ownership level of voting interests in an entity and other factors.

Unrealized gains and losses on investments in equity securities held for trading purposes—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities with readily determinable fair values held for trading purposes are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income.

Unrealized gains and losses on investments in debt and equity securities held for non-trading purposes—

Under U.S. GAAP applicable to broker-dealers, non-trading securities are measured at fair value with changes in fair value recognized in earnings. Under Japanese GAAP, these securities are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive income.

Retirement and severance benefits—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when a net gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Under Japanese GAAP, these gains or losses are amortized over a certain period, regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill is not amortized and is tested for impairment periodically. Under Japanese GAAP, goodwill is amortized over a certain periods of less than 20 years using the straight-line method.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges of specific assets or specific liabilities, are carried at fair value, with changes in fair value recognized either in earnings or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are carried at fair value with changes in fair value, net of applicable income taxes, recognized generally in other comprehensive income.

Financial assets and financial liabilities elected for fair value option—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and financial liabilities which would otherwise be carried on a basis other than fair value (“the fair value option”). Where the fair value option is elected, the financial asset or liability is carried at fair value with changes in fair value are recognized in earnings, except for movements attributable to own credit which are reported in other comprehensive income for financial liabilities. In addition, non-marketable equity securities which are carried at fair value under U.S. GAAP applicable to broker-dealers are carried at cost less impairment loss under Japanese GAAP.

Offsetting of amounts related to derivative cash collateral—

Under U.S. GAAP, an entity that is party to a master netting arrangement is permitted to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Under Japanese GAAP, offsetting of such amounts is not permitted.

Stock issuance costs—

Under U.S. GAAP, stock issuance costs are deducted from capital. Under Japanese GAAP, stock issuance costs are either immediately expensed or capitalized as a deferred asset and amortized over periods of up to three years using the straight-line method.

Accounting for change in controlling interest in a consolidated subsidiary’s shares—

Under U.S. GAAP, when a parent’s ownership interest decreases as a result of sales of a subsidiary’s common shares by the parent and the subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of the controlling interest and a related valuation gain or loss is recognized in earnings. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet as adjusted for the share of net income or losses and other adjustments from initial acquisition through to the date of loss of a controlling interest multiplied by the ratio of the remaining shareholding percentage against the holding percentage prior to loss of control.

Stock-based and other compensation awards—

Under U.S. GAAP, share-based payment awards such as restricted stock units (“RSUs”) issued to employees are classified as equity awards, with total compensation costs measured based on the fair value of the Company’s common stock on the grant date. Under Japanese GAAP, total compensation costs of RSUs are measured at fair values at reporting date.

Where the effect of the differences was significant to Income before income taxes, Nomura discloses as higher or (lower) effect below to indicate that Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP for the three months ended June 30, 2021 and 2022 as a result of the GAAP differences.

	Millions of yen
	June 30, 2021	June 30, 2022
Higher (lower) effect to Income before income taxes based on Japanese GAAP
Unrealized gains and losses on investments in equity securities held for trading purposes	¥3,649	¥(1,964)
Unrealized gains and losses on investments in debt securities held for non-trading purposes	471	(4,072)
Unrealized gains and losses on investments in equity securities held for non-trading purposes	(32)	461
Amortization of goodwill and equity method goodwill	913	811
Financial assets and financial liabilities elected for the fair value option	10,162	(26,455)
Stock-based and other compensation awards	2,684	900

Total	¥17,847	¥(30,319)

Use of estimates—

No further significant adverse changes in estimates occurred during the 3 months ended June 30, 2022.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2022.

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after July 1, 2022, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2022-02 “Financial instruments—Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”

•  Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable.

•  Requires to use a discounted cash flow (“DCF”) or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied.

•  Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension.

•  Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.

		Nomura plans to adopt the amendments from April 1, 2023.	No material financial impact expected unless a significant number of TDRs occur in the future. Certain disclosures about modification of receivables and write-offs will be updated or removed.

ASU 2022-03 “Fair value measurement (Topic 820)”

•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.

		Nomura plans to adopt the amendments from April 1, 2024.	No material financial impact expected.

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments is measured at fair value. Financial assets measured at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities measured at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets measured at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the COVID-19 pandemic in 2020 and 2021 and during the invasion of Ukraine by the Russian Federation in 2022, and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those measured at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments and has become more prevalent during the COVID-19 pandemic.

Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2022 and June 30, 2022 within the fair value hierarchy.

	Billions of yen
	March 31, 2022
	Level 1		Level 2		Level 3		Counterparty and Cash Collateral Netting(1)		Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)		¥2,100		¥1,041		¥14		¥—		¥3,155
Private equity and debt investments(5)		22		—		32		—		54
Japanese government securities		1,730		—		—		—		1,730
Japanese agency and municipal securities		—		184		2		—		186
Foreign government, agency and municipal securities		3,220		2,010		10		—		5,240
Bank and corporate debt securities and loans for trading purposes		—		1,134		220		—		1,354
Commercial mortgage-backed securities (“CMBS”)		—		0		7		—		7
Residential mortgage-backed securities (“RMBS”)		—		1,450		8		—		1,458
Issued/Guaranteed by government sponsored entity		—		1,376		—		—		1,376
Other		—		74		8		—		82
Real estate-backed securities		—		58		79		—		137
Collateralized debt obligations (“CDOs”) and other(6)		—		34		26		—		60
Investment trust funds and other		293		23		0		—		316

Total trading assets and private equity and debt investments		7,365		5,934		398		—		13,697

Derivative assets(7)
Equity contracts		3		874		97		—		974
Interest rate contracts		120		11,755		63		—		11,938
Credit contracts		12		398		33		—		443
Foreign exchange contracts		—		4,777		29		—		4,806
Commodity contracts		1		0		—		—		1
Netting		—		—		—		(16,608)		(16,608)

Total derivative assets		136		17,804		222		(16,608)		1,554

Subtotal		¥7,501		¥23,738		¥620		¥(16,608)		¥15,251

Loans and receivables(8)		—		1,103		205		—		1,308
Collateralized agreements(9)		—		282		16		—		298
Other assets(2)
Non-trading debt securities		117		367		—		—		484
Other(3)(4)		146		136		197		—		479

Total		¥7,764		¥25,626		¥1,038		¥(16,608)		¥17,820

Liabilities:
Trading liabilities
Equities		¥1,796		¥8		¥0		¥—		¥1,804
Japanese government securities		1,098		—		—		—		1,098
Japanese agency and municipal securities		—		0		—		—		0
Foreign government, agency and municipal securities		3,451		1,328		0		—		4,779
Bank and corporate debt securities		—		222		3		—		225
Residential mortgage-backed securities (“RMBS”)		—		0		—		—		0
Collateralized debt obligations (“CDOs”) and other(6)		—		3		0		—		3
Investment trust funds and other		76		0		0		—		76

Total trading liabilities		6,421		1,561		3		—		7,985

Derivative liabilities(7)
Equity contracts		2		1,368		87		—		1,457
Interest rate contracts		60		10,826		74		—		10,960
Credit contracts		14		434		66		—		514
Foreign exchange contracts		0		4,795		19		—		4,814
Commodity contracts		0		1		—		—		1
Netting		—		—		—		(16,079)		(16,079)

Total derivative liabilities		76		17,424		246		(16,079)		1,667

Subtotal		¥6,497		¥18,985		¥249		¥(16,079)		¥9,652

Short-term borrowings(11)		—		653		58		—		711
Payables and deposits(10)(12)		—		63		8		—		71
Collateralized financing(9)		—		516		—		—		516
Long-term borrowings(11)(13)(14)		23		4,055		479		—		4,557
Other liabilities(15)		32		155		32		—		219

Total		¥6,552		¥24,427		¥826		¥(16,079)		¥15,726

	Billions of yen
	June 30, 2022
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of June 30, 2022
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥1,995	¥1,034	¥19	¥—	¥3,048
Private equity and debt investments(5)	17	—	32	—	49
Japanese government securities	2,005	—	—	—	2,005
Japanese agency and municipal securities	—	130	2	—	132
Foreign government, agency and municipal securities	4,105	2,082	12	—	6,199
Bank and corporate debt securities and loans for trading purposes	—	1,036	260	—	1,296
Commercial mortgage-backed securities (“CMBS”)	—	0	7	—	7
Residential mortgage-backed securities (“RMBS”)	—	2,105	9	—	2,114
Issued/Guaranteed by government sponsored entity	—	2,005	—	—	2,005
Other	—	100	9	—	109
Real estate-backed securities	—	49	105	—	154
Collateralized debt obligations (“CDOs”) and other(6)	—	44	23	—	67
Investment trust funds and other	234	23	0	—	257

Total trading assets and private equity and debt investments	8,356	6,503	469	—	15,328

Derivative assets(7)
Equity contracts	2	1,249	91	—	1,342
Interest rate contracts	157	15,799	147	—	16,103
Credit contracts	11	372	60	—	443
Foreign exchange contracts	0	6,373	54	—	6,427
Commodity contracts	0	0	—	—	0
Netting	—	—	—	(22,070)	(22,070)

Total derivative assets	170	23,793	352	(22,070)	2,245

Subtotal	¥8,526	¥30,296	¥821	¥(22,070)	¥17,573

Loans and receivables(8)	—	1,189	196	—	1,385
Collateralized agreements(9)	—	293	18	—	311
Other assets(2)
Non-trading debt securities	105	363	3	—	471
Other(3)(4)	154	104	189	—	447

Total	¥8,785	¥32,245	¥1,227	¥(22,070)	¥20,187

Liabilities:
Trading liabilities
Equities	¥1,889	¥9	¥1	¥—	¥1,899
Japanese government securities	1,162	—	—	—	1,162
Foreign government, agency and municipal securities	4,748	1,319	0	—	6,067
Bank and corporate debt securities	—	216	5	—	221
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(6)	—	1	0	—	1
Investment trust funds and other	143	—	0	—	143

Total trading liabilities	7,942	1,545	6	—	9,493

Derivative liabilities(7)
Equity contracts	1	1,571	65	—	1,637
Interest rate contracts	72	14,898	127	—	15,097
Credit contracts	13	439	90	—	542
Foreign exchange contracts	—	6,486	36	—	6,522
Commodity contracts	1	1	—	—	2
Netting	—	—	—	(21,822)	(21,822)

Total derivative liabilities	87	23,395	318	(21,822)	1,978

Subtotal	¥8,029	¥24,940	¥324	¥(21,822)	¥11,471

Short-term borrowings(11)	—	609	35	—	644
Payables and deposits(10)(12)	—	105	25	—	130
Collateralized financing(9)	—	546	—	—	546
Long-term borrowings(11)(13)(14)	19	4,178	442	—	4,639
Other liabilities(15)	45	129	26	—	200

Total	¥8,093	¥30,507	¥852	¥(21,822)	¥17,630

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2022 and June 30, 2022, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥45 billion and ¥46 billion, respectively. As of March 31, 2022 and June 30, 2022, the fair values of these investments which are included in Other assets were ¥3 billion and ¥4 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)

Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥101,503 million and ¥32,394 million, respectively, as of March 31, 2022 and ¥95,554 million and ¥33,516 million, respectively, as of June 30, 2022.

(5)

Private equity and debt investments include private non-traded financial instruments including minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading purposes, and post-IPO investments. Also include minority equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option to these investments as permitted under ASC 825.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes deposits received at banks for which the fair value option has been elected.
(11)	Includes structured notes for which the fair value option has been elected.
(12)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(13)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(14)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(15)	Includes loan commitments for which the fair value option has been elected.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2022 and June 30, 2022, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted private equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—The fair value of investment trust funds is primarily determined using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1 of the fair value hierarchy. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura‘s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans and receivables—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is determined using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Quantitative and qualitative information regarding significant unobservable valuation inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2022 and June 30, 2022. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Liquidity discounts	7.1 – 13.0% 0.0 – 2.0% 5.0 – 30.0%	10.2% 0.7% 18.5%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.2 x 10.7 – 12.6 x 5.0 – 20.0%	6.9 x 11.6 x 11.9%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0.0 – 1.3% 6.0%	0.7% 6.0%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	220	DCF	Credit spreads Recovery rates	0.1 – 114.7% 0.0 – 100.0%	7.2% 84.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.3 – 11.1% 28.3 – 73.0%	4.6% 40.8%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	0.0 – 22.2% 6.9 – 15.0% 0.0 – 99.9%	8.4% 9.5% 6.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	79	DCF	Loss severities	0.0 – 21.2%	2.9%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	26	DCF	Yields Prepayment rates Default probabilities Loss severities	5.5 – 27.5% 18.0 – 20.0% 2.0% 0.0 – 100.0%	13.1% 19.5% 2.0% 44.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥10	Option models	Dividend yield Volatilities Correlations	0.0 – 12.6% 0.0 – 109.7% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(11)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 3.3% 9.2 – 13.9% 34.8 – 128.3 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(33)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 428.7% 0.0 – 90.0% 50.0 – 67.6% 0.00 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	10	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.9% 2.4 – 39.3% 13.9 – 24.0 bp (0.25) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	205	DCF	Credit spreads Recovery rates	0.0 – 21.5% 44.0 – 100.0%	6.0% 98.2%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

Other assets
Other(7)	197	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.6 – 5.9 x 6.7 – 30.8 x 0.3 – 1.7 x 25.0 – 40.0%	4.4 x 13.1 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	3.9 – 97.0%	84.1%	Higher fair value	Not applicable

Short-term borrowings	58	DCF/ Option models	Volatilities Correlations	5.0 – 97.0% (0.80) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	8	DCF/ Option models	Volatilities Volatilities Correlations	9.2 – 11.3% 41.2 – 69.6 bp 0.34 – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	479	DCF	Loss severities	0.0%	0.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 97.0% 41.2 – 69.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	32	DCF	Recovery rates	90.0%	90.0%	Higher fair value	Not applicable

	June 30, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥19	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.2 – 13.3% 0.0 – 2.0% 10.9% 5.0 – 30.0%	9.6% 0.6% 10.9% 18.6%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.4 – 11.4 x 11.8 – 12.5 x 5.0 – 20.0%	6.7 x 12.1 x 12.1%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	12	DCF	Credit spreads Recovery rates	0.0 – 1.5% 8.2 – 16.0%	0.7% 8.3%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	260	DCF	Credit spreads Recovery rates	0.0 – 33.3% 0.0 – 100.0%	5.0% 85.5%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.4 – 11.2% 28.3 – 73.0%	4.7% 41.4%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	9	DCF	Yields Prepayment rates Loss severities	0.0 – 23.0% 6.3 – 15.0% 0.0 – 99.9%	8.5% 9.2% 11.8%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	105	DCF	Loss severities	0.0 – 23.3%	3.8%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	23	DCF	Yields Prepayment rates Default probabilities Loss severities	6.5 – 28.9% 20.0% 2.0% 48.0 – 100.0%	18.1% 20.0% 2.0% 91.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

	June 30, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥26	Option models	Dividend yield Volatilities Correlations	0.0 – 28.7% 0.1 – 111.5% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	20	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.1 – 4.1% 10.3 – 14.3% 35.7 – 119.4 bp (1.00) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(30)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 644.3% 0.0 – 90.0% 50.0 – 60.7% 0.23 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	18	Option models	Interest rates Volatilities Volatilities Correlations	3.3% 2.4 – 43.1% 0.0 – 0.0 bp (1.00) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	196	DCF	Credit spreads Recovery rates	0.0 – 25.3% 40.0 – 100.0%	6.3% 93.8%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	18	DCF	Repo rate	2.8 – 6.0%	3.4%	Lower fair value	Not application

Other assets
Other(7)	192	DCF	WACC Growth rates Liquidity discounts	11.2% 3.0% 10.0%	11.2% 3.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.4 – 4.9 x 7.5 – 30.8 x 0.3 – 1.7 x 20.0 – 30.0%	3.8 x 11.2 x 0.8 x 29.0%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	5	DCF	Recovery rates	6.1 – 98.5%	86.6%	Higher fair value	Not applicable

Short-term borrowings	35	DCF/ option models	Volatilities Correlations	18.1 – 111.5% (0.71) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payables and deposits	25	DCF/ option models	Volatilities Correlations	10.3 – 12.8% 0.34 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	442	DCF	Loss severities	0.0%	0.0%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	10.3 – 111.5% 64.2 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	26	DCF	Recovery rates	90.3 – 97.5%	90.5%	Higher fair value	Not applicable

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)

The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)

Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable valuation inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g. versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the three months ended June 30, 2021 and 2022. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the three months ended June 30, 2021 and 2022, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Three months ended June 30, 2021
	Beginning balance as of three months ended June 30, 2021	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended June 30, 2021
Assets:
Trading assets and private equity and debt investments
Equities	¥16	¥0	¥—	¥1	¥(4)	¥—	¥0	¥0	¥(2)	¥11
Private equity and debt investments	58	3	—	—	(3)	—	0	—	(13)	45
Japanese agency and municipal securities	2	0	—	—	0	—	—	—	—	2
Foreign government, agency and municipal securities	12	0	—	5	(5)	—	0	1	0	13
Bank and corporate debt securities and loans for trading purposes	135	1	—	14	(18)	—	(1)	10	(10)	131
Commercial mortgage-backed securities (“CMBS”)	8	0	—	0	0	—	—	—	—	8
Residential mortgage-backed securities (“RMBS”)	6	0	—	1	0	—	0	—	—	7
Real estate-backed securities	106	2	—	110	(60)	—	0	—	—	158
Collateralized debt obligations (“CDOs”) and other	23	0	—	20	(22)	—	0	—	—	21
Investment trust funds and other	0	0	—	1	—	—	0	0	—	1

Total trading assets and private equity and debt investments	366	6	—	152	(112)	—	(1)	11	(25)	397

Derivatives, net(3)
Equity contracts	(41)	(1)	—	—	—	(1)	0	(9)	13	(39)
Interest rate contracts	(43)	(2)	—	—	—	1	0	1	2	(41)
Credit contracts	(38)	2	—	—	—	3	0	1	1	(31)
Foreign exchange contracts	15	(7)	—	—	—	1	0	0	0	9

Total derivatives, net	(107)	(8)	—	—	—	4	0	(7)	16	(102)

Subtotal	¥259	¥(2)	¥—	¥152	¥(112)	¥4	¥(1)	¥4	¥(9)	¥295

Loans and receivables	104	0	—	6	(6)	—	0	9	(2)	111
Collateralized agreements	18	0	—	—	(2)	—	0	—	—	16
Other assets
Other	185	18	—	0	0	—	0	—	(1)	202

Total	¥566	¥16	¥—	¥158	¥(120)	¥4	¥(1)	¥13	¥(12)	¥624

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥—	¥0	¥0
Foreign government, agency and municipal securities	1	0	—	—	—	—	(1)	—	—	0
Bank and corporate debt securities	5	0	—	1	(1)	—	0	—	(3)	2
Collateralized debt obligations (“CDOs”) and other	1	—	—	—	(1)	—	0	0	—	0
Investment trust funds and other	0	—	—	0	—	—	0	—	—	0

Total trading liabilities	¥7	¥0	¥—	¥1	¥(2)	¥—	¥(1)	¥0	¥(3)	¥2

Short-term borrowings	103	(8)	0	43	(39)	—	0	5	(26)	94
Payables and deposits	1	0	0	0	—	—	—	1	—	2
Collateralized financing	1	—	0	—	—	—	—	—	(1)	—
Long-term borrowings	547	(14)	2	159	(146)	—	0	16	(80)	508
Other liabilities	35	(3)	—	0	(6)	—	1	0	—	33

Total	¥694	¥(25)	¥2	¥203	¥(193)	¥—	¥0	¥22	¥(110)	¥639

	Billions of yen
	Three months ended June 30, 2022
	Beginning balance as of three months ended June 30, 2022	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of three months ended June 30, 2022
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥(3)	¥—	¥6	¥0	¥—	¥1	¥1	¥0	¥19
Private equity and debt investments	32	(1)	—	2	(1)	—	0	—	—	32
Japanese agency and municipal securities	2	0	—	—	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	0	—	6	(4)	—	0	0	0	12
Bank and corporate debt securities and loans for trading purposes	220	1	—	82	(67)	—	17	22	(15)	260
Commercial mortgage-backed securities (“CMBS”)	7	0	—	0	—	—	—	—	—	7
Residential mortgage-backed securities (“RMBS”)	8	0	—	0	(1)	—	1	1	—	9
Real estate-backed securities	79	(8)	—	58	(33)	—	9	—	—	105
Collateralized debt obligations (“CDOs”) and other	26	(4)	—	15	(16)	—	2	0	—	23
Investment trust funds and other	0	0	—	—	—	—	0	—	—	0

Total trading assets and private equity and debt investments	398	(15)	—	169	(122)	—	30	24	(15)	469

Derivatives, net(3)
Equity contracts	10	14	—	—	—	3	(1)	4	(4)	26
Interest rate contracts	(11)	2	—	—	—	16	2	12	(1)	20
Credit contracts	(33)	16	—	—	—	(11)	(2)	0	0	(30)
Foreign exchange contracts	10	1	—	—	—	5	1	0	1	18

Total derivatives, net	(24)	33	—	—	—	13	0	16	(4)	34

Subtotal	¥374	¥18	¥—	¥169	¥(122)	¥13	¥30	¥40	¥(19)	¥503

Loans and receivables	205	3	—	7	(30)	—	19	20	(28)	196
Collateralized agreements	16	0	—	—	—	—	2	—	—	18
Other assets
Non-Trading Debt Securities	—	—	—	—	—	—	0	3	—	3
Other	197	(24)	—	0	(1)	—	17	0	—	189

Total	¥792	¥(3)	¥0	¥176	¥(153)	¥13	¥68	¥63	¥(47)	¥909

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥(1)	¥—	¥0	¥2	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	3	0	—	1	0	—	0	1	0	5
Collateralized debt obligations (“CDOs”) and other	0	—	—	1	(1)	—	0	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥3	¥0	¥—	¥2	¥(2)	¥—	¥0	¥3	¥0	¥6

Short-term borrowings	58	2	0	17	(6)	—	0	0	(32)	35
Payables and deposits	8	1	—	11	—	—	—	7	—	25
Long-term borrowings	479	13	1	84	(54)	—	2	22	(77)	442
Other liabilities	32	10	—	3	(2)	—	3	0	—	26

Total	¥580	¥26	¥1	¥117	¥(64)	¥—	¥5	¥32	¥(109)	¥534

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the three months ended June 30, 2021 and 2022.
(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See Quantitative and qualitative information regarding significant unobservable valuation inputs above for the valuation inputs of each financial instruments.

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the three months ended June 30, 2021 and 2022, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Three months ended June 30
	2021	2022

	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥(2)
Private equity and debt investments	2	(1)
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	1	2
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	3	1
Collateralized debt obligations (“CDOs”) and other	(2)	(4)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	4	(4)

Derivatives, net(2)
Equity contracts	(1)	9
Interest rate contracts	(4)	(1)
Credit contracts	5	8
Foreign exchange contracts	(6)	(4)

Total derivatives, net	(6)	12

Subtotal	¥(2)	¥8

Loans and receivables	0	2
Collateralized agreements	0	0
Other assets
Other	18	(26)

Total	¥16	¥(16)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Foreign government, agency and municipal securities	—	0
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings(3)	(4)	3
Payables and deposits	0	1
Long-term borrowings(3)	(7)	17
Other liabilities	(2)	12

Total	¥(13)	¥33

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, and also within Gain on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)

Includes changes in unrealized gains and losses in Other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period. They were ¥2 billion and ¥1 billion for the three months ended June 30, 2021 and 2022.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2022 and June 30, 2022. Investments are presented by major category relevant to the nature of Nomura’s business and risks

	Billions of yen
	March 31, 2022
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	10	10	—	—
Private equity funds	22	19	—	—
Real estate funds	4	1	—	—

Total	¥48	¥31

	Billions of yen
	June 30, 2022
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥13	¥1	Monthly	Same day-30 days
Venture capital funds	10	10	—	—
Private equity funds	22	16	—	—
Real estate funds	4	1	—	—

Total	¥49	¥28

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” and ASC 825 “Financial Instruments.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans receivable and Receivables from customers reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Revenue—Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the three months ended June 30, 2021 and 2022.

	Billions of yen
	Three months ended June 30
	2021	2022

	Gains / (Losses)(1)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥0	¥0
Private equity and debt investments	—	1
Loans and receivables	4	9
Collateralized agreements(3)	0	0
Other assets(2)	11	(25)

Total	¥15	¥(15)

Liabilities:
Short-term borrowings(4)	¥(12)	¥60
Payables and deposits	3	5
Collateralized financing(3)	(2)	3
Long-term borrowings(4)(5)	(55)	269
Other liabilities(6)	(4)	5

Total	¥(70)	¥342

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2022 and June 30, 2022, Nomura held an economic interest of 39.21% and 39.32% in American Century Companies, Inc., respectively. The investment is measured at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

For the three months ended June 30, 2021 and 2022, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.

The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in other comprehensive income during the years pertaining to certain financial liabilities for which the fair value option has been elected recognized in other comprehensive income during the years and cumulatively, and amounts reclassified to earnings from accumulated other comprehensive income on early settlement of such financial liabilities during the period ended June 30, 2021 and 2022

	Billions of yen
	Period ended or as of June 30
	2021	2022
Changes recognized as a credit to other comprehensive income	6	29
Credit Amounts reclassified to earnings	0	0
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	(5)	78

As of March 31, 2022, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥267 billion less than the principal balance of such Loans and receivables. A significant portion of the principal balance relates to receivables recognized for claims in connection with the U.S. Prime Brokerage Event in March 2021. The unpaid principal balance of Loans and receivables for which the fair value option was elected that were 90 days or more past due was ¥278 billion. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥212 billion less than the principal balance of such Long-term borrowings.

As of June 30, 2022, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥336 billion less than the principal balance of such Loans and receivables. A significant portion of the principal balance relates to receivables recognized for claims in connection with the U.S. Prime Brokerage Event in March 2021. The unpaid principal balance of Loans and receivables for which the fair value option was elected that were 90 days or more past due was ¥311 billion. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥346 billion less than the principal balance of such Long-term borrowings.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2022 and 17% as of June 30, 2022.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2022 and June 30, 2022. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2022
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥1,916	¥2,368	¥2,151	¥721	¥7,156

	Billions of yen
	June 30, 2022
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥2,137	¥3,171	¥2,385	¥643	¥8,336

(1)

Other than above, there were ¥331 billion and ¥316 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2022 and June 30, 2022, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2022 and June 30, 2022.

	Billions of yen
	March 31, 2022(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,316	¥3,316	¥3,316	¥—	¥—
Time deposits	321	321	—	321	—
Deposits with stock exchanges and other segregated cash	427	427	—	427	—
Loans receivable(2)	3,515	3,515	—	2,461	1,054
Securities purchased under agreements to resell	11,879	11,879	—	11,863	16
Securities borrowed	4,997	4,994	—	4,994	—

Total	¥24,455	¥24,452	¥3,316	¥20,066	¥1,070

Liabilities:
Short-term borrowings	¥1,050	¥1,050	¥—	¥993	¥57
Deposits received at banks	1,761	1,761	—	1,752	9
Securities sold under agreements to repurchase	12,575	12,575	—	12,575	0
Securities loaned	1,567	1,568	—	1,568	—
Other secured borrowings	396	396	—	396	—
Long-term borrowings	9,258	9,236	23	8,688	525

Total	¥26,607	¥26,586	¥23	¥25,972	¥591

	Billions of yen
	June 30, 2022(1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,477	¥3,477	¥3,477	¥—	¥—
Time deposits	292	292	—	292	—
Deposits with stock exchanges and other segregated cash	425	425	—	425	—
Loans receivable(2)	3,986	3,985	—	2,846	1,139
Securities purchased under agreements to resell	14,192	14,192	—	14,174	18
Securities borrowed	5,005	5,004	—	5,004	—

Total	¥27,377	¥27,375	¥3,477	¥22,741	¥1,157

Liabilities:
Short-term borrowings	¥1,338	¥1,338	¥—	¥1,303	¥35
Deposits received at banks	1,871	1,871	—	1,846	25
Securities sold under agreements to repurchase	15,102	15,102	—	15,102	—
Securities loaned	1,485	1,487	—	1,487	—
Other secured borrowings	374	374	—	374	—
Long-term borrowings	9,566	9,535	20	9,030	485

Total	¥29,736	¥29,707	¥20	¥29,142	¥545

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2022 and June 30, 2022, there were no significant amount of assets or liabilities which were measured at fair value on a nonrecurring basis.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to facilitate its clients in adjusting their risk profiles change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivatives are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.

Fair value hedges

Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Net investment hedges

Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2022 and June 30, 2022. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2022
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,667	¥(13,193)	¥(1,669)	¥805

	Billions of yen
	June 30, 2022
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,777	¥(17,792)	¥(1,851)	¥1,134

Derivative activities

The following tables quantify of Nomura’s derivative positions as of March 31, 2022 and June 30, 2022 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the instrument. Changes in the fair value of derivatives are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2022
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥34,526	¥974	¥1,457
Interest rate contracts	2,769,546	11,938	10,865
Credit contracts	37,572	443	514
Foreign exchange contracts	314,763	4,804	4,814
Commodity contracts	300	1	1

Total	¥3,156,707	¥18,160	¥17,651

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,166	¥—	¥88
Foreign exchange contracts	145	2	—

Total	¥2,311	¥2	¥88

Total derivatives	¥3,159,018	¥18,162	¥17,739

		Billions of yen
		June 30, 2022
		Derivative assets	Derivative liabilities
	Total Notional(1)	Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥42,526	¥1,342	¥1,637
Interest rate contracts	3,348,132	16,102	14,949
Credit contracts	42,872	443	542
Foreign exchange contracts	418,888	6,425	6,522
Commodity contracts	277	0	2

Total	¥3,852,695	¥24,312	¥23,652

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,587	¥1	¥139
Foreign exchange contracts	156	2	0

Total	¥2,743	¥3	¥139

Total derivatives	¥3,855,438	¥24,315	¥23,791

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

As of March 31, 2022 and June 30, 2022, the amounts reported include derivatives used for non-trading purposes other than those designated as fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant.

Offsetting of derivatives

Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met.

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2022 and June 30, 2022 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

	Billions of yen		Billions of yen
	March 31, 2022		June 30, 2022
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥709	¥1,054	¥866	¥1,036
Exchange-traded	265	403	476	601
Interest rate contracts
OTC settled bilaterally	9,486	8,584	11,692	10,776
OTC centrally-cleared	2,332	2,309	4,255	4,240
Exchange-traded	120	60	156	72
Credit contracts
OTC settled bilaterally	208	276	264	341
OTC centrally-cleared	223	224	168	188
Exchange-traded	12	14	11	13
Foreign exchange contracts
OTC settled bilaterally	4,806	4,814	6,427	6,522
Commodity contracts
OTC settled bilaterally	1	1	0	1
Exchange-traded	0	0	0	1

Total gross derivative balances(2)	¥18,162	¥17,739	¥24,315	¥23,791
Less: Amounts offset in the consolidated balance sheets(3)	(16,608)	(16,079)	(22,070)	(21,822)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,554	¥1,660	¥2,245	¥1,969
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(432)	(134)	(861)	(159)

Net amount	¥1,122	¥1,526	¥1,384	¥1,810

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2022, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥458 billion and ¥671 billion, respectively. As of June 30, 2022, the gross balance of such derivative assets and derivative liabilities was ¥729 billion and ¥828 billion, respectively.

(3)

Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2022, Nomura offset a total of ¥1,431 billion of cash collateral receivables against net derivative liabilities and ¥1,960 billion of cash collateral payables against net derivative assets. As of June 30, 2022, Nomura offset a total of ¥2,000 billion of cash collateral receivables against net derivative liabilities and ¥2,248 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity and debt investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2022, a total of ¥359 billion of cash collateral receivables and ¥652 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of June 30, 2022, a total of ¥453 billion of cash collateral receivables and ¥696 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “Collateralized transactions”.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the three months ended June 30, 2021 and 2022 related to derivatives used for trading and non-trading purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Three months ended June 30
	2021	2022
Derivatives used for trading and non-trading purposes(1):
Equity contracts	¥(68)	¥(33)
Interest rate contracts	9	111
Credit contracts	10	(106)
Foreign exchange contracts	69	215
Commodity contracts	23	23

Total	¥43	¥210

(1)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the three months ended June 30, 2021 and 2022, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. In conjunction with the abolition of LIBOR, Nomura terminated the hedging instruments that reference LIBOR and began new hedging transactions. The cancelled hedging transactions are accounted for as termination of hedge accounting.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the related cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2022 and June 30, 2022.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged assets/liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2022	June 30, 2022	March 31, 2022	June 30, 2022	March 31, 2022	June 30, 2022
Long-term borrowings	¥2,075	¥2,177	¥90	¥150	¥0	¥1

Total	¥2,075	¥2,177	¥90	¥150	¥0	¥1

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

The following table presents amounts included in the consolidated statements of income for the three months ended June 30, 2021 and 2022 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Three months ended June 30
	2021	2022
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥(8)	¥51

Total	¥(8)	¥51

Hedged items in fair value hedges:
Long-term borrowings	¥8	¥(51)

Total	¥8	¥(51)

Net investment hedges

Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)-Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the three months ended June 30, 2021 and 2022.

	Billions of yen
	Three months ended June 30
	2021	2022
Net investment hedging instruments:
Foreign exchange contracts	¥(2)	¥9

Total	¥(2)	¥9

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the three months ended June 30, 2021 and 2022.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2022 was ¥638 billion with related collateral pledged of ¥421 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2022, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥1 billion.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of June 30, 2022 was ¥713 billion with related collateral pledged of ¥515 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of June 30, 2022, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥14 billion.

Credit derivatives

Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.

Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.

The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.

Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:

Probability of default: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.

Recovery value on the underlying asset: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2022 and June 30, 2022.

	Billions of yen
	March 31, 2022
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥19	¥7,708	¥1,339	¥2,915	¥2,448	¥1,006	¥5,688
Credit default swap indices	(140)	10,015	2,045	4,189	3,257	524	7,494
Other credit risk related portfolio products	19	419	56	286	63	14	293
Credit-risk related options and swaptions	0	115	—	—	88	27	68

Total	¥(102)	¥18,257	¥3,440	¥7,390	¥5,856	¥1,571	¥13,543

	Billions of yen
	June 30, 2022
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥161	¥8,209	¥1,590	¥3,334	¥2,463	¥822	¥5,978
Credit default indices	5	10,759	2,601	4,621	2,977	560	7,798
Other credit risk related portfolio products	49	405	72	218	92	23	234
Credit-risk related options and swaptions	0	22	—	—	22	—	11

Total	¥215	¥19,395	¥4,263	¥8,173	¥5,554	¥1,405	¥14,021

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2022
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥192	¥1,485	¥2,164	¥2,057	¥869	¥941	¥7,708
Credit default swap indices	105	215	3,369	5,012	988	326	10,015
Other credit risk related portfolio products	—	—	28	226	47	118	419
Credit-risk related options and swaptions	—	—	61	27	27	—	115

Total	¥297	¥1,700	¥5,622	¥7,322	¥1,931	¥1,385	¥18,257

	Billions of yen
	June 30, 2022
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥214	¥1,655	¥2,336	¥2,218	¥859	¥927	¥8,209
Credit default indices	210	194	3,766	5,135	1,009	445	10,759
Other credit risk related portfolio products	—	—	51	159	63	132	405
Credit-risk related options and swaptions	—	—	—	—	22	—	22

Total	¥424	¥1,849	¥6,153	¥7,512	¥1,953	¥1,504	¥19,395

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.

These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowings or Short-term borrowings in the consolidated balance sheets.

For the year ended March 31, 2022, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of March 31, 2022, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥63,994 million and ¥5,319 million, respectively.

For the three months ended June 30, 2022, certain transactions which involve sales of securities and total return swaps were accounted for as sales. As of the date of transfer, the carrying amount of the securities and the amount of gross cash proceeds from the sales were ¥69,405 million and ¥69,535 million, respectively. As of June 30, 2022, the fair value of the securities derecognized by Nomura and the gross liability balances of the derivatives arising from the transactions were ¥60,089 million and ¥9,302 million, respectively.

4. Revenue from services provided to customers

Revenue by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the three months ended June 30, 2021 and 2022.

	Millions of yen
	Three months ended June 30
	2021	2022
Commissions	¥82,886	¥70,431
Fees from investment banking	35,703	27,285
Asset management and portfolio service fees	64,044	68,250
Other revenue	8,363	10,452

Total	¥190,996	¥176,418

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units provided by the Wholesale and Retail divisions generated approximately equally across the divisions. The following table shows a breakdown of Commissions for the three months ended June 30, 2021 and 2022.

	Millions of yen
	Three months ended June 30
	2021	2022
Brokerage commissions	¥58,233	¥48,366
Fund unit distribution fees	14,407	7,515
Other commissions	10,246	14,550

Total	¥82,886	¥70,431

Fees from investment banking represent revenues from financial advisory, underwriting and distribution primarily from the Wholesale division, and to a lesser extent, the Retail division. The following table shows the breakdown of Fees from investment banking for the three months ended June 30, 2021 and 2022.

	Millions of yen
	Three months ended June 30
	2021	2022
Equity underwriting and distribution fees	¥9,955	¥3,713
Debt underwriting and distribution fees	7,322	6,698
Financial advisory fees	13,115	14,031
Other fees	5,311	2,843

Total	¥35,703	¥27,285

Asset management and portfolio service fees represent revenues from asset management services primarily from the Investment Management division, and to a lesser extent, the Retail division.

The following table shows the breakdown of Asset management and portfolio service fees for the three months ended June 30, 2021 and 2022.

	Millions of yen
	Three months ended June 30
	2021	2022
Asset management fees	¥40,585	¥43,720
Administration fees	18,905	18,955
Custodial fees	4,554	5,575

Total	¥64,044	¥68,250

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services

•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers

•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.

The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount of contract assets as of March 31, 2022 and June 30, 2022 was not significant.

	Millions of yen
	March 31, 2022	June 30, 2022
Customer contract receivables	¥88,621	¥88,308
Contract liabilities(1)	3,834	4,190

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2021 were recognized as revenue for the three months ended June 30, 2021. Nomura recognized ¥4,113 million of revenue from performance obligations satisfied in previous periods for the three months ended June 30, 2021. The balance of contract liabilities as of March 31, 2022 were recognized as revenue for the three months ended June 30, 2022. Nomura recognized ¥3,701 million of revenue from performance obligations satisfied in previous periods for the three months ended June 30, 2022.

Transaction price allocated to the remaining performance obligations

In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,350 million as of March 31, 2022 and ¥1,450 million as of June 30, 2022. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2022 and June 30, 2022 was not significant.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparty and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC 210-20 are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out and offsetting rights under relevant master netting agreements.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2022 and June 30, 2022, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2022
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥31,365	¥4,994	¥32,061	¥1,734
Less: Amounts offset in the consolidated balance sheets(2)	(19,486)	—	(19,486)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥11,879	¥4,994	¥12,575	¥1,734

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(9,370)	(3,372)	(9,114)	(1,524)
Cash collateral	(8)	—	(12)	—

Net amount	¥2,501	¥1,622	¥3,449	¥210

	Billions of yen
	June 30, 2022
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥36,596	¥5,003	¥37,506	¥1,633
Less: Amounts offset in the consolidated balance sheets(2)	(22,404)	—	(22,404)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥14,192	¥5,003	¥15,102	¥1,633

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,725)	(2,901)	(11,704)	(1,450)
Cash collateral	(23)	—	(24)	—

Net amount	¥2,444	¥2,102	¥3,374	¥183

(1)

Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2022, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥793 billion and ¥2,453 billion, respectively. As of March 31, 2022, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,511 billion and ¥158 billion, respectively. As of June 30, 2022, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥932 billion and ¥2,507 billion, respectively. As of June 30, 2022, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥2,018 billion and ¥131 billion, respectively.

(2)

Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “Derivative instruments and hedging activities”.

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2022 and June 30, 2022. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2022
	Overnight and open(1)		Up to 30 days		30 – 90 days		90 days – 1 year		Greater than 1 year		Total
Repurchase agreements		¥12,266		¥15,454		¥2,220		¥1,611		¥510		¥32,061
Securities lending transactions		992		242		200		277		23		1,734

Total gross recognized liabilities(2)		¥13,258		¥15,696		¥2,420		¥1,888		¥533		¥33,795

	Billions of yen
	June 30, 2022
	Overnight and open(1)		Up to 30 days		30 – 90 days		90 days – 1 year		Greater than 1 year		Total
Repurchase agreements		¥15,609		¥17,079		¥2,155		¥1,992		¥671		¥37,506
Securities lending transactions		1,023		184		168		233		25		1,633

Total gross recognized liabilities(2)		¥16,632		¥17,263		¥2,323		¥2,225		¥696		¥39,139

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2022 and June 30, 2022. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2022
	Repurchase agreements		Securities lending transactions		Total
Equities and convertible securities		¥384		¥1,508		¥1,892
Japanese government, agency and municipal securities		879		1		880
Foreign government, agency and municipal securities		26,436		17		26,453
Bank and corporate debt securities		2,322		175		2,497
Commercial mortgage-backed securities (“CMBS”)		1		—		1
Residential mortgage-backed securities (“RMBS”)(1)		1,846		—		1,846
Collateralized debt obligations (“CDOs”) and other		157		—		157
Investment trust funds and other		36		33		69

Total gross recognized liabilities(2)		¥32,061		¥1,734		¥33,795

	Billions of yen
	June 30, 2022
	Repurchase agreements		Securities lending transactions		Total
Equities and convertible securities		¥383		¥1,395		¥1,778
Japanese government, agency and municipal securities		1,645		0		1,645
Foreign government, agency and municipal securities		29,957		33		29,990
Bank and corporate debt securities		3,079		180		3,259
Commercial mortgage-backed securities (“CMBS”)		1		—		1
Residential mortgage-backed securities (“RMBS”)(1)		2,203		—		2,203
Collateralized debt obligations (“CDOs”) and other		217		—		217
Investment trust funds and other		21		25		46

Total gross recognized liabilities(2)		¥37,506		¥1,633		¥39,139

(1)

Includes ¥1,404 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2022. Includes ¥1,683 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of June 30, 2022.

(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2021 and June 30, 2022.

	Billions of yen
	March 31, 2022	June 30, 2022
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥48,234	¥60,318
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	36,146	43,250

Collateral pledged by Nomura

Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets, Non-trading debt securities, Investments in equity securities and Investments in and advances to affiliated companies in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them by type of asset as of March 31, 2021 and June 30, 2022.

	Millions of yen
	March 31, 2022		June 30, 2022
Trading assets:
Equities and convertible securities		¥368,235		¥383,032
Government and government agency securities		1,178,011		1,187,799
Bank and corporate debt securities		27,899		30,791
Residential mortgage-backed securities (“RMBS”)		868,183		1,308,167
Collateralized debt obligations (“CDOs”) and other(1)		9,548		17,105
Investment trust funds and other		36,661		21,547

		¥2,488,537		¥2,948,441

Non-trading debt securities(2)		¥163,445		¥163,364
Investments in and advances to affiliated companies(3)		¥12,832		¥13,250

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities.
(3)	Investments in and advances to affiliated companies primarily comprise shares in NRI.

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2021 and June 30, 2022.

	Millions of yen
	March 31, 2022		June 30, 2022
Loans and receivables		¥235,875		¥327,977
Trading assets and private equity and debt investments		1,416,279		1,437,983
Office buildings, land, equipment and facilities		4,841		4,783
Non-trading debt securities		2,827		1,665
Investments in and advances to affiliated companies		3		3
Other		497		1,673

		¥1,660,322		¥1,774,084

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 11 “Borrowings” for further information regarding trading balances of secured borrowings.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the three months ended June 30, 2021 and 2022, Nomura received cash proceeds from SPEs in new securitizations of ¥55 billion and ¥61 billion, respectively. The associated gain on sale was ¥7 billion and ¥1 billion for the three months ended June 30, 2021 and 2022, respectively. For the three months ended June 30, 2021 and 2022, Nomura received debt securities issued by these SPEs with an initial fair value of ¥682 billion and ¥201 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥581 billion and ¥171 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,829 billion and ¥6,321 billion as of March 31, 2022 and June 30, 2022, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥131 billion and ¥163 billion, as of March 31, 2022 and June 30, 2022, respectively. For the three months ended June 30, 2021 and 2022, Nomura received cash flows of ¥9 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs.

Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2022 and June 30, 2022.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥124	¥—	¥124	¥124	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥124	¥7	¥131	¥126	¥5

	Billions of yen
	June 30, 2022
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥154	¥—	¥154	¥154	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	9	9	2	7

Total	¥—	¥154	¥9	¥163	¥156	¥7

As of March 31, 2022 and June 30, 2022, predominantly all of the retained interests held by Nomura were valued using observable prices. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy

The following table presents the type and carrying value of financial assets included within Trading assets and Loans receivable which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2022	June 30, 2022
Assets
Trading assets
Japanese government securities	¥—	¥1
Loans for trading purposes	19	27
Loans receivable	203	293

Total	¥222	¥321

Liabilities
Long-term borrowings	¥222	¥321

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.

The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31, 2022	June 30, 2022
Consolidated VIE assets
Cash and cash equivalents	¥62	¥95
Trading assets
Equities	555	550
Debt securities	443	448
CMBS and RMBS	21	22
Investment trust funds and other	—	1
Derivatives	1	1
Private equity and debt investments	4	4
Office buildings, land, equipment and facilities	10	7
Other	115	116

Total	¥1,211	¥1,244

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥0	¥0
Borrowings
Short-term borrowings	95	94
Long-term borrowings	797	803
Other	6	6

Total	¥898	¥903

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2022
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	61	—	61
CMBS and RMBS	1,432	—	1,432
Investment trust funds and other	191	—	191
Private equity and debt investments	22	—	22
Loans	940	—	940
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	256

Total	¥2,682	¥—	¥2,938

	Billions of yen
	June 30, 2022
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥24	¥—	¥24
Debt securities	72	—	72
CMBS and RMBS	2,093	—	2,093
Investment trust funds and other	184	—	184
Private equity and debt investments	18	—	18
Loans	1,154	—	1,154
Other	8	—	8
Commitments to extend credit and other guarantees	—	—	261

Total	¥3,553	¥—	¥3,814

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions.

These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

The carrying value of financing receivables measured on an amortized cost basis is adjusted for an allowance for current expected credit losses (“CECL”) defined by ASC 326 “Financial Instruments—Credit Losses” (“ASC 326”). Allowances for CECL against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the amount for which the securities were originally acquired with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected losses against Short-term secured margin loans are therefore usually not significant.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected losses against inter-bank money market loans are therefore usually not significant.

Corporate loans are primarily commercial loans provided to corporate clients excluding those classified as Loans at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2022, and June 30, 2022 by portfolio segment.

	Millions of yen
	March 31, 2022
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥717,992	¥—	¥717,992
Short-term secured margin loans	442,600	—	442,600
Inter-bank money market loans	2,196	—	2,196
Corporate loans	1,206,349	1,210,590	2,416,939

Total loans receivable	¥2,369,137	¥1,210,590	¥3,579,727

Advances to affiliated companies	1,000	—	1,000

Total	¥2,370,137	¥1,210,590	¥3,580,727

	Millions of yen
	June 30, 2022
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥723,180	¥—	¥723,180
Short-term secured margin loans	476,027	—	476,027
Inter-bank money market loans	32,098	—	32,098
Corporate loans	1,524,957	1,297,683	2,822,640

Total loans receivable	¥2,756,262	¥1,297,683	¥4,053,945

Advances to affiliated companies	1,000	—	1,000

Total	¥2,757,262	¥1,297,683	¥4,054,945

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases nor sales of loans receivable during the three months ended June 30, 2021. During the same period, there were no significant reclassifications of loans receivable to or from trading assets.

There were no significant purchases nor sales of loans receivable during the three months ended June 30, 2022. During the same period, there were no significant reclassifications of loans receivable to or from trading assets.

Net unamortized deferred fees and costs related to loans receivable carried at amortized cost were immaterial as of March 31, 2022 and June 30, 2022.

Allowance for current expected credit losses

Management has established an allowance for current expected credit losses using the CECL impairment model against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and written unfunded loan commitments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties and net investments in finance leases.

Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads. The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of June 30, 2021 and 2022 was not significant.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.

Financial instruments subject to the CECL impairment model are charged off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principle and interest balances have been exhausted.

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended June 30, 2022.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits

•   Full loss rate model developed by Nomura’s Risk department

•   Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•   PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•   Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•   For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans

•   For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•   Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables

•   Expected credit losses typically based on ageing analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

The following table presents changes in the total allowance for incurred credit losses for the three months ended June 30, 2021 and 2022 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Three months ended June 30, 2021
	Allowance for current expected credit losses				Allowances against receivables other than loans(1)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,282	¥—	¥47,985	¥49,267	¥4,517	¥53,784
Provision for losses(2)	—	—	9,197	9,197	3	9,200
Charge-offs	—	—	(7)	(7)	(57)	(64)
Other(3)	(9)	—	384	375	(1,876)	(1,501)

Ending balance	¥1,273	¥—	¥57,559	¥58,832	¥2,587	¥61,419

	Millions of yen
	Three months ended June 30, 2022
	Allowance for current expected credit losses				Allowances against receivables other than loans(1)	Total allowance for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346
Provision for losses	582	—	1,216	1,798	28	1,826
Charge-offs	—	—	(2,470)	(2,470)	—	(2,470)
Other(3)	—	—	4,143	4,143	255	4,398

Ending balance	¥3,016	¥—	¥65,242	¥68,258	¥1,842	¥70,100

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, a provision for losses of ¥9,289 million was recognized during the quarter ended June 30, 2021.
(3)	Primarily includes the effect of foreign exchange movements and recoveries collected.

Troubled debt restructurings

In the ordinary course of business, Nomura may choose to restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Expected credit losses for a loan being restructured under a TDR which only involve modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

Discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for and reported as a TDR.

The amounts of TDRs which occurred during the years ended June 30, 2021 and 2022 were not significant.

Nonaccrual and past due loans

Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the loans is 90 days or more past due.

Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed and no further accrual of interest is permitted. Interest income is subsequent recognized when a cash payment is received from the borrower using the cash basis method.

Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2022, there were ¥62,289 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual status as of March 31, 2022 include loans relating to a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant..

As of June 30, 2022, there were ¥63,928 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual status as of June 30, 2022 include loans relating to a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

Credit quality indicators

Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2022 and June 30, 2022.

	Millions of yen
	March 31, 2022
	2022	2021	2020	2019	2018	2017 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥106,554	¥126,834	¥8,325	¥17,308	¥9,213	¥12,729	¥—	¥280,963
BB-CCC	80,167	169,655	1,693	638	587	6,779	—	259,519
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	82,304	—	—	—	—	—	82,304

Total secured loans at banks	¥186,721	¥378,793	¥10,018	¥17,946	¥9,800	¥19,508	¥—	¥622,786

Unsecured loans at banks:
AAA-BBB	¥6,000	¥18,175	¥12,703	¥20,565	¥9,982	¥25,841	¥—	¥93,266
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	1,940	—	—	—	1,940
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,000	¥18,175	¥12,703	¥22,505	¥9,982	¥25,841	¥—	¥95,206

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	169,195	23,238	—	—	—	—	250,167	442,600

Total short-term secured margin loans	¥169,195	¥23,238	¥—	¥—	¥—	¥—	¥250,167	¥442,600

Unsecured inter-bank money market loans:
AAA-BBB	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196

Secured corporate loans:
AAA-BBB	¥—	¥52,545	¥86,910	¥20,710	¥3,258	¥52,496	¥9,916	¥225,835
BB-CCC	86,300	307,636	14,718	131,266	115,494	30,085	92,039	777,538
CC-D(2)	—	57,524	—	—	—	—	—	57,524
Others(1)	455	20	25	26	10	101	96	733

Total secured corporate loans	¥86,755	¥417,725	¥101,653	¥152,002	¥118,762	¥82,682	¥102,051	¥1,061,630

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	11,621	20,516	—	1,989	—	—	—	34,126
CC-D	—	—	—	—	—	—	—	—
Others	—	438	191	—	109,959	5	—	110,593

Total unsecured corporate loans	¥11,621	¥20,954	¥191	¥1,989	¥109,959	¥5	¥—	¥144,719

Advances to affiliated companies
AAA-BBB	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥462,488	¥859,885	¥124,565	¥194,442	¥248,503	¥128,036	¥352,218	¥2,370,137

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥57,524 million to a U.S. client in connection with the U.S. Prime Brokerage Event.

	Millions of yen
	June 30, 2022
	2022	2021	2020	2019	2018	2017 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥107,436	¥129,759	¥8,275	¥17,660	¥9,150	¥12,066	¥—	¥284,346
BB-CCC	85,916	168,890	2,778	629	609	6,760	—	265,582
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	84,135	—	—	—	—	—	84,135

Total secured loans at banks	¥193,352	¥382,784	¥11,053	¥18,289	¥9,759	¥18,826	¥—	¥634,063

Unsecured loans at banks:
AAA-BBB	¥5,200	¥14,486	¥17,496	¥14,477	¥9,066	¥26,452	¥—	¥87,177
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	1,940	—	—	—	1,940
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥5,200	¥14,486	¥17,496	¥16,417	¥9,066	¥26,452	¥—	¥89,117

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	192,346	24,298	—	—	—	—	259,383	476,027

Total short-term secured margin loans	¥192,346	¥24,298	¥—	¥—	¥—	¥—	¥259,383	¥476,027

Unsecured inter-bank money market loans:
AAA-BBB	¥32,098	¥—	¥—	¥—	¥—	¥—	¥—	¥32,098
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥32,098	¥—	¥—	¥—	¥—	¥—	¥—	¥32,098

Secured corporate loans:
AAA-BBB	¥256,028	¥304,602	¥96,081	¥238,800	¥26,826	¥103,327	¥27,646	¥1,053,310
BB-CCC	36,577	18,839	—	24,285	20,447	26,156	103,405	229,709
CC-D(2)	—	63,928	—	—	—	—	—	63,928
Others(1)	496	20	25	25	10	103	64	743

Total secured corporate loans	¥293,101	¥387,389	¥96,106	¥263,110	¥47,283	¥129,586	¥131,115	¥1,347,690

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	35,675	15,738	—	—	—	—	—	51,413
CC-D	—	—	—	2,239	—	—	—	2,239
Others	69	484	170	—	122,888	4	—	123,615

Total unsecured corporate loans	¥35,744	¥16,222	¥170	¥2,239	¥122,888	¥4	¥—	¥177,267

Advances to affiliated companies
AAA-BBB	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥751,841	¥826,179	¥124,825	¥300,055	¥188,996	¥174,868	¥390,498	¥2,757,262

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥63,928 million in relation to the U.S. Prime Brokerage Event.

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	Default category. An obligor or facility is currently highly vulnerable to nonpayment.

C	Default category. An obligor or facility is currently extremely vulnerable to nonpayment.

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets-Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2022 and June 30, 2022.

	Millions of yen
	March 31, 2022			June 30, 2022
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥354	¥(292)	¥62	¥354	¥(293)	¥61
Aircraft	10,373	(688)	9,685	6,955	(5)	6,950

Total	¥10,727	¥(980)	¥9,747	¥7,309	¥(298)	¥7,011

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized lease income of ¥837 million and ¥160 million for the three months ended June 30, 2021 and 2022, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments to be received in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of June 30, 2022. Amounts in connection with finance leases were not significant.

Millions of yen
June 30, 2022
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥697
1 to 2 years	686
2 to 3 years	685
3 to 4 years	685
4 to 5 years	685
More than 5 years	3,274

Total	¥6,712

9. Other assets—Other / Other liabilities:

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2022 and as of June 30, 2022.

	Millions of yen
	March 31, 2022	June 30, 2022
Other assets—Other:
Securities received as collateral	¥166,352	¥147,847
Goodwill and other intangible assets	30,007	32,930
Deferred tax assets	15,562	19,587
Investments in equity securities for other than operating purposes(1)	249,448	240,353
Prepaid expenses	17,165	23,049
Other	295,052	320,196

Total	¥773,586	¥783,962

Other liabilities:
Obligation to return securities received as collateral	¥166,352	¥147,847
Accrued income taxes	34,158	14,851
Other accrued expenses	457,511	369,819
Other(2)	362,204	410,527

Total	¥1,020,225	¥943,044

(1)	Includes equity securities without readily determinable fair value of ¥65,365 million as of March 31, 2022 and as of June 30, 2022 respectively.
(2)	Includes operating lease liabilities.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Three months ended June 30
	2021	2022
Basic—
Net income attributable to NHI shareholders	¥48,487	¥1,696
Weighted average number of shares outstanding	3,007,328,504	3,017,845,872
Net income attributable to NHI shareholders per share	¥16.12	¥0.56

Diluted—
Net income attributable to NHI shareholders	¥48,437	¥1,607
Weighted average number of shares outstanding	3,107,455,855	3,115,059,459
Net income attributable to NHI shareholders per share	¥15.59	¥0.52

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the three months ended June 30, 2021 and 2022, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the three months ended June 30, 2021 and 2022.

Antidilutive stock options and other stock-based compensation plans to purchase 10,079,200 common shares and 9,712,800 common shares were not included in the computation of diluted EPS for the three months ended June 30, 2021 and 2022, respectively.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans of Japanese entities’ includes the following components.

	Millions of yen
	Three months ended June 30
	2021	2022
Service cost	¥1,613	¥1,599
Interest cost	511	608
Expected return on plan assets	(1,514)	(1,492)
Amortization of net actuarial losses	989	955
Amortization of prior service cost	(400)	(402)

Net periodic benefit cost	¥1,199	¥1,268

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Income taxes:

For the three months ended June 30, 2021, the difference between the effective statutory tax rate of 31% and the effective tax rate of 36.3% was mainly due to an increase of the valuation allowance of foreign subsidiaries, whereas non-taxable revenues decreased the effective tax rate.

For the three months ended June 30, 2022, the difference between the effective statutory tax rate of 31% and the effective tax rate of 96.7% was mainly due to an increase of the valuation allowance of foreign subsidiaries, whereas non-taxable revenues decreased the effective tax rate.

13. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Three months ended June 30, 2021
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥18,316	¥(3,395)	¥61	¥(3,334)	¥14,982
Pension liability adjustment	(43,477)	(534)	543	9	(43,468)
Own credit adjustments	(12,983)	3,892	401	4,293	(8,690)

Total	¥(38,144)	¥(37)	¥1,005	¥968	¥(37,176)

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended June 30, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥136,912	¥142,452	¥—	¥142,452	¥279,364
Pension liability adjustment	(43,803)	288	498	786	(43,017)
Own credit adjustments	34,864	23,118	308	23,426	58,290

Total	¥127,973	¥165,858	¥806	¥166,664	¥294,637

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

14. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below as commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below as commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2022	June 30, 2022
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,135,695	¥1,075,487
Other commitments to extend credit	877,156	1,091,486

Total	¥2,012,851	¥2,166,973

Commitments to invest	¥32,286	¥50,546

Maturity profile of these commitments as of June 30, 2022:

	Millions of yen
	Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,075,487	¥1,075,487	¥—	¥—	¥—
Other commitments to extend credit	1,091,486	240,375	344,009	257,043	250,059

Total	¥2,166,973	¥1,315,862	¥344,009	¥257,043	¥250,059

Commitments to invest	¥50,546	¥22,218	¥3,550	¥6,087	¥18,691

The contractual amounts of these commitments to extend credit represent the maximum amounts at risk assuming the contracts are fully drawn upon, should all the counterparties default, and the value of all collateral or credit mitigations becomes worthless. The total contractual amount of these commitments may not represent actual future cash outflows since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value and quality of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2022 and June 30, 2022, a total liability of ¥76,866 million and ¥81,330 million has been recognized, respectively, and reported within the consolidated balance sheets within Other liabilities in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings (excluding claims with no legal proceedings as of March 31, 2022 and June 30, 2022) where loss is considered probable and the amount of such loss can be reasonably estimated.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of August 15, 2022, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥65 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP has exhausted all avenues of appeal following a judgment of the Italian Supreme Court dismissing NIP’s appeal in July 2021.

Similar claims have been made by the tax authorities against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that tax credit refunds of approximately EUR 38 million, plus interest, were payable by IBJN to the Italian tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and discovery was completed and Notes of Issue were filed. Following a decision from the New York Court of Appeals in a similar proceeding, however, the court has agreed to reopen discovery in four actions and has not set a date for completion. Three actions have completed discovery and are in the pretrial motion phase in the Supreme Court of the State of New York. The Company has been engaged in efforts to resolve the actions outside of Court.

A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA, and the claims against NCCI are continuing in the Supreme Court of the State of New York and discovery has now been completed.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict is expected to be filed by October 3, 2022 following which the decision may be appealed to the Italian Supreme Court.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Alken Luxembourg S.A (the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages, plus interest. By judgment dated June 2, 2022, the Taipei District Court dismissed the Syndicate Banks’ claims in entirety. On July 4, 2022, a Statement of Appeal was filed by 5 of the 6 Syndicate Banks (Cathay United Bank, Taiwan Cooperative Bank, Chang Hwa Commercial Bank, Taiwan Business Bank and Hwatai Bank, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The claim amount for the appeal is approximately $42.6 million in damages, plus interest.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.

NIP and Nomura Securities International, Inc. (“NSI”) are defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB.

Additionally, NIP and NSI are defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the market for supranational, sub-sovereign and agency bonds.

Nomura is responding to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

Nomura is also responding to requests for information from the CFTC in relation to compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. Nomura is engaged in settlement negotiations with the CFTC and anticipates that resolution will include the payment of civil money penalties.

NSI is cooperating with the Securities and Exchange Commission (“SEC”) in connection with an investigation of compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. The SEC has stated that it is conducting similar investigations of record preservation practices at other financial institutions. NSI is engaged in settlement negotiations with the SEC and anticipates that resolution will include the payment of civil money penalties.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages plus interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

Stichting Vestia, a Dutch housing association and former counterparty, has asserted a claim against NIP relating to derivative transactions entered into between Vestia and NIP between 2009 and 2011. On February 1, 2022, Vestia commenced proceedings against NIP in the English Courts. The proceedings allege that the transactions are void because Vestia lacked the capacity and/or the authority to enter into them. Vestia is seeking restitution of a net amount of approximately EUR 153.5 million plus interest in respect of those transactions.

In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on February 8, 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited (“NEI”) as lender and NIP as security agent. The pledgors allege that there have been certain valuation errors in relation to enforcement of the related pledge agreements and seek compensation from NEI or, alternatively, from NIP. To date, no legal proceedings have been issued in respect of the claim.

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.

For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2022		June 30, 2022
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥6,151,646	¥393,709,887	¥8,670,517	¥464,441,465
Standby letters of credit and other guarantees(3)	—	1,698,193	—	1,056,888

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)

Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of June 30, 2022.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥8,670,517	¥464,441,465	¥96,472,755	¥148,010,154	¥72,135,296	¥147,823,260
Standby letters of credit and other guarantees	—	1,056,888	1,035,190	14,893	5,044	1,761

15. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information generally follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management monitors interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not consider such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Investment Management	Wholesale(1)	Other (Incl. elimination)	Total
Three months ended June 30, 2021
Non-interest revenue	¥84,080	¥63,700	¥110,770	¥78,715	¥337,265
Net interest revenue	906	(218)	22,007	(10,056)	12,639

Net revenue	84,986	63,482	132,777	68,659	349,904
Non-interest expenses	65,964	18,569	161,134	29,075	274,742

Income (loss) before income taxes	¥19,022	¥44,913	¥(28,357)	¥39,584	¥75,162

Three months ended June 30, 2022
Non-interest revenue	¥70,626	¥8,308	¥192,169	¥32,666	¥303,769
Net interest revenue	760	(729)	6,818	(8,741)	(1,892)

Net revenue	71,386	7,579	198,987	23,925	301,877
Non-interest expenses	66,470	19,293	173,715	27,817	287,295

Income (loss) before income taxes	¥4,916	¥(11,714)	¥25,272	¥(3,892)	¥14,582

(1)

Non-interest revenue and Non-interest expense for the three months ended June 30, 2021 include losses of ¥65,362 million arising from the U.S. Prime Brokerage Event. The losses are reported within Net gain on trading in the amount of ¥(56,073) million and in Non-interest expenses—Other in the amount of ¥9,289 million in the consolidated statements of income.

Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of Income (loss) before income taxes in “Other.”

	Millions of yen
	Three months ended June 30
	2021	2022
Net gain (loss) related to economic hedging transactions	¥3,444	¥(9,807)
Realized gain (loss) on investments in equity securities held for operating purposes	173	240
Equity in earnings of affiliates	9,617	16,993
Corporate items	(9,272)	(5,988)
Other(1)(2)	35,622	(5,330)

Total	¥39,584	¥(3,892)

(1)	Income before income taxes for three months ended June 30, 2021 includes gain of ¥36,249 million from the partial sale of Nomura’s investment in the ordinary shares of Nomura Research Institute, Ltd.
(2)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Three months ended June 30
	2021	2022
Net revenue	¥349,904	¥301,877
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	(2,849)

Consolidated net revenue	¥353,275	¥299,028

Non-interest expenses	¥274,742	¥287,295
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥274,742	¥287,295

Income before income taxes	¥75,162	¥14,582
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	(2,849)

Consolidated income before income taxes	¥78,533	¥11,733

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas, and Long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Three months ended June 30
	2021	2022
Net revenue(1)(2):
Americas	¥38,304	¥44,082
Europe	33,368	28,531
Asia and Oceania	21,161	36,913

Subtotal	92,833	109,526
Japan	260,442	189,502

Consolidated	¥353,275	¥299,028

Income (loss) before income taxes(2):
Americas	¥(36,599)	¥(21,647)
Europe	(5,287)	(1,900)
Asia and Oceania	6,621	8,343

Subtotal	(35,265)	(15,204)
Japan	113,798	26,937

Consolidated	¥78,533	¥11,733

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes losses arising from the U.S. Prime Brokerage Event for three months ended June 30, 2021.

	Millions of yen
	March 31, 2022	June 30, 2022
Long-lived assets:
Americas	¥103,045	¥115,468
Europe	53,643	54,484
Asia and Oceania	23,600	23,770

Subtotal	180,288	193,722
Japan	269,135	271,857

Consolidated	¥449,423	¥465,579

2. Other

On April 26, 2022, the Board of Directors resolved to pay the dividend based on the record date of March 31, 2022 to shareholders registered as of March 31, 2022.

a. Total dividend based on the record date of March 31, 2022	¥42,254 million
b. Dividend based on the record date of March 31, 2022 per share	¥14

[Translation]

Quarterly Review Report of Independent Auditor

June 25, 2024

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Hisashi Yuhara
Certified Public Accountant
Designated and Engagement Partner

Shinichi Hayashi
Certified Public Accountant
Designated and Engagement Partner

Toshiro Kuwata
Certified Public Accountant
Designated and Engagement Partner

Auditor’s Conclusion

We have performed a quarterly review of the restated quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Financial Information section for the three-month period ended June 30, 2022 within the fiscal period from April 1, 2022 to March 31, 2023, which comprise the quarterly consolidated balance sheet, the quarterly consolidated statements of income, comprehensive income, changes in equity and cash flows, and the related notes, pursuant to the requirement of the rule specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Based on our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries (the “Group”) as of June 30, 2022, and the consolidated results of their operations and cash flows for the three-month period then ended in conformity with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (see Note 1 to the quarterly consolidated financial statements).

Basis for Auditor’s Conclusion

We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Quarterly Review of the Quarterly Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that we have obtained the evidence to provide a basis for our conclusion.

Emphasis of a matter

As mentioned in Note 1 to the quarterly consolidated financial statements, the Company has restated its quarterly consolidated financial statements. However, this matter does not affect our conclusion.

We issued our quarterly review report on the original quarterly consolidated financial statements on August 15, 2022. Due to the restatement, we issue this quarterly review report on the restated quarterly consolidated financial statements.

Responsibilities of Management and the Audit Committee for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the quarterly consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibility for the Quarterly Review of the Quarterly Consolidated Financial Statements

Our responsibility is to independently express a conclusion on the quarterly consolidated financial statements in the quarterly review report based on our quarterly review. As part of a quarterly review in accordance with quarterly review standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the quarterly review. We also:

•

Make inquiries, primarily of management and persons responsible for financial and accounting matters and apply analytical and other quarterly review procedures. A quarterly review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan.

•

Conclude on whether nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements do not present fairly in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements) based on the audit evidence obtained if we conclude that a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our quarterly review report to the related disclosures in the quarterly consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the evidence obtained up to the date of our quarterly review report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether nothing has come to our attention that cause us to believe that the overall presentation, structure and content of the quarterly consolidated financial statements, including the disclosures, and the quarterly consolidated financial statements do not represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

•

Obtain evidence of the financial information of the Group to express its conclusions on the quarterly consolidated financial statements. The auditor is responsible for directing, overseeing and implementing the quarterly review of the quarterly consolidated financial statements. The auditor is solely responsible for the auditor’s conclusions.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the quarterly review and significant quarterly review findings.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Group which should be disclosed in accordance with the Certified Public Accountants Act.

*1.	The Company maintains the original of the Quarterly Review Report of Independent Auditor above.
*2.	XBRL data is not included in the scope of the quarterly review.

(Note)

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditor issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month period ended June 30, 2022 within the fiscal period from April 1, 2022 to March 31, 2023. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the quarterly consolidated financial statements for the above-mentioned period which are included in this report on Form 6-K/A.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that quarterly amendment report of Nomura Holdings, Inc. for the three months ended June 30, 2022 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.